Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

AKOUOS, INC.

at

$12.50 per share, net in cash, without interest and less any applicable tax withholding,

plus one non-tradable contingent value right (“CVR”) per share,

which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones by

KEARNY ACQUISITION CORPORATION

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON NOVEMBER 29, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Kearny Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Akouos, Inc., a Delaware corporation (“Akouos”), in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (b) one non-tradable CVR per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Lilly and reasonably acceptable to Akouos (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 17, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Akouos, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Akouos pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Akouos continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Akouos or owned by Akouos, or owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (ii) Shares that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”)), including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Company Equity Plan (as defined in the Merger Agreement, and such Shares, “Restricted Stock”), will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (1) the Minimum Tender Condition (as defined below in Section 15 — “Conditions of the Offer”) and (2) the Antitrust Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of Akouos (the “Akouos Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”) are advisable, fair to, and in the best interests of, Akouos and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by Akouos of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that Akouos stockholders accept the Offer and tender their Shares pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page i of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE RELATED LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-888-660-8331

Via Email: akouos@georgeson.com

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must:

•

If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”). These materials must be delivered to the Depositary prior to the Expiration Time (as defined below).

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) prior to the Expiration Time.

Questions or requests for assistance may be directed to Georgeson LLC, the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer. You are urged to read carefully this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Akouos contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided by Akouos to Lilly and Purchaser or has been taken from, or is based upon, publicly available documents or records of Akouos on file with the SEC or other public sources at the time of the Offer. Lilly and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as described in Section 15 — “Conditions of the Offer”), all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Akouos.

Price Offered Per Share	Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal: (a) $12.50, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable CVR per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions set forth in the CVR Agreement.

Scheduled Expiration of Offer	One minute past 11:59 p.m., Eastern Time, on November 29, 2022, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Kearny Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company.

Akouos Board Recommendation	The Akouos Board unanimously resolved to recommend that Akouos stockholders accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

•

Kearny Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly, which was formed solely for the purpose of facilitating the acquisition of Akouos by Lilly, is offering to buy all Shares in exchange for the Offer Price.

•

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser together with, where appropriate, Lilly. We use the term “Purchaser” to refer to Kearny Acquisition Corporation alone, the term “Lilly” to refer to Eli Lilly and Company alone and the term “Akouos” to refer to Akouos, Inc., alone.

See Section 8 — “Certain Information Concerning Lilly and Purchaser.”

i

What is the class and amount of securities sought pursuant to the Offer?

•

Purchaser is offering to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer to purchase the Shares and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 — “Terms of the Offer.”

Why are you making the Offer?

•

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Akouos. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, Akouos will become a wholly-owned subsidiary of Lilly. In addition, we will cause the Shares to be delisted from The Nasdaq Global Select Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

•	The Offer is open to all holders and beneficial owners of the Shares.

How much are you offering to pay?

•

Purchaser is offering to pay (a) $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable CVR per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions set forth in the CVR Agreement.

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

•

If you are the holder of record of your Shares and you directly tender your Shares to us in the Offer, you will not need to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 — “Fees and Expenses.”

Is there an agreement governing the Offer?

•

Yes. Akouos, Lilly and Purchaser have entered into an Agreement and Plan of Merger, dated October 17, 2022 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Akouos, with Akouos surviving such merger as a wholly-owned subsidiary of Lilly if the Offer is completed.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What is the CVR and how does it work?

•

Each CVR represents a non-tradable contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding (such amount, or such lesser amount as determined in accordance with the terms and subject to the conditions set forth in the CVR Agreement and summarized below, the “Milestone Payments”) as follows:

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with AK-OTOF (as defined below in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement”) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally (the “AK-OTOF Phase 1 Milestone”), if the AK-OTOF Phase 1 Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on January 1, 2025 and (ii) the termination of the CVR Agreement;

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with a Second Program Product (as defined below in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement”) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally (the “Second Program Phase 1 Milestone”), if the Second Program Phase 1 Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on January 1, 2027 and (ii) the termination of the CVR Agreement; and

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the earlier to occur of (i) the occurrence of the first human participant being administered with a Registration Study Product (as defined below in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement”) in a Phase 3 clinical trial globally and (ii) the receipt of approval of a biologics licensing application by the U.S. Food and Drug Administration for the Registration Study Product (the “Registration Study Milestone” and, together with the AK-OTOF Phase 1 Milestone and the Second Program Phase 1 Milestone, the “Milestones” and each, a “Milestone”), if the Registration Study Milestone is achieved (a) at or prior to 11:59 p.m., Eastern Time, on December 31, 2026 and (b) before the termination of the CVR Agreement; if the Registration Study Milestone is not achieved at or prior to 11:59 p.m., Eastern Time, on December 31, 2026, such payment will be reduced by 1/24th (or approximately 4.2 cents) and will thereafter be reduced by 1/24th (or approximately 4.2 cents) per calendar month until 12:00 a.m., Eastern Time, on December 1, 2028 (at which point the CVR will expire and no amounts will be payable thereunder).

•

Under the terms of the CVR Agreement, Lilly will, and will cause its subsidiaries, licensees and rights transferees to, use Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve each Milestone as promptly as practicable following the Effective Time. However, use of Commercially Reasonable Efforts does not guarantee that Lilly will achieve any Milestone by a specific date or at all. Whether any Milestone is achieved will depend on many factors, some within control of Lilly and its subsidiaries and others outside the control of Lilly and its subsidiaries.

•

More than one Milestone may be achieved in a given calendar year, but each Milestone may only be achieved once. There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or that any of the payments will be required of Lilly with respect to any Milestone. If a Milestone is not achieved in the applicable timeframe, the associated Milestone Payment will not be due or payable to holders of the CVRs and any associated covenants and obligations of Lilly and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement. No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

•

The right to payment described above is solely a contractual right governed by the terms and conditions set forth in the CVR Agreement. Holders of CVRs will have no greater rights against Lilly than those accorded to general, unsecured creditors under applicable law.

For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”

Is it possible that no payment will become payable to holders of the CVRs?

•

Yes. It is possible that none of the Milestones described above will be achieved, in which case you will receive only the Cash Consideration for any Shares you tender in the Offer and no payment with respect to the CVRs you hold. It is not possible to predict what payment (if any) will become payable with respect to the CVRs. The CVR Agreement requires Lilly to undertake Commercially Reasonable Efforts (as defined below in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement”) to achieve the Milestones, but there can be no assurance that any Milestone will be achieved or that any of the payments described above will be made.

For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”

May I transfer my CVRs?

•	The CVRs will not be transferable except:

•	by will or intestacy upon death of a holder;

•	by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor;

•	pursuant to a court order;

•

by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity;

•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary;

•

if the holder is a partnership or limited liability company, by a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act); or

•	to Lilly or Purchaser in connection with the abandonment of such CVR by the applicable holder.

For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”

Are there any other material terms of the CVRs?

•

The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Lilly, Purchaser, or Akouos. The CVRs will not be registered with the SEC or listed for trading.

•

Holders of CVRs are intended third-party beneficiaries of the CVR Agreement. The CVR Agreement provides that, other than the rights of the Rights Agent (as defined below) as set forth in the CVR Agreement, holders of at least 50% of outstanding CVRs set forth in the CVR Register (as defined below in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement”) (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment amount has been finally determined and has not been paid within the period contemplated by the CVR Agreement.

•

Additionally, the CVR Agreement provides Lilly and Purchaser the right to amend, without the consent of holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (i) providing for a successor to Lilly or to Purchaser, (ii) adding to the covenants of Lilly and Purchaser for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change the Milestones, the applicable timeframe for expiration of the Milestones or the amount of the Milestone Payment), (v) providing for a successor rights agent and (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs. Lilly or Purchaser may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to your interests as a holder of CVRs, if Lilly and Purchaser obtain the written consent of the Acting Holders.

For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

•

The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder (as defined below) recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Lilly intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration paid in the Offer or the Merger as part of a “closed transaction.” As part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

Does Purchaser have the financial resources to pay for all of the Shares that it is offering to purchase pursuant to the Offer?

•

Yes. We estimate that we will need approximately $487 million in cash to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer. In addition, Lilly will need approximately $122 million to pay the maximum aggregate amount that holders of CVRs may be entitled to receive if all Milestones are achieved. Lilly has or will have available to it, through a variety of sources, including cash on hand and borrowings at prevailing market interest rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from

v

the Transactions. The Offer is not conditioned upon Lilly’s or Purchaser’s ability to finance or fund the purchase of the Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

•	We do not think Purchaser’s financial condition is relevant to your decision to tender Shares in the Offer because:

•

the Offer is being made for all issued and outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of the CVR Agreement);

•

through Lilly, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger, as well as the funds available to pay the maximum aggregate amount that holders of CVRs may be entitled to receive; and

•	the Offer and the Merger are not subject to any financing condition.

•

While, for the reasons stated above, we do not believe Purchaser’s financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares in the Offer:

•	Lilly’s future financial condition could deteriorate such that Lilly would not have the necessary cash or cash equivalents to pay, or cause to be paid, the Milestone Payments if and when due;

•

holders of CVRs will have no greater rights against Lilly or the Surviving Corporation than those accorded to general unsecured creditors of Lilly or the Surviving Corporation, as applicable, under applicable law;

•	the CVRs will be effectively subordinated in right of payment to all of Lilly’s and the Surviving Corporation’s secured obligations, if any, to the extent of the collateral securing such obligations;

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Lilly’s subsidiaries (other than the Surviving Corporation); and

•

the filing of a bankruptcy petition by or on behalf of Lilly or the Surviving Corporation may prevent Lilly or the Surviving Corporation from making some or all payments that may become payable with respect to the CVRs.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

•

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 — “Conditions of the Offer,” including the Minimum Tender Condition. The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, together with the number of Shares, if any, then owned beneficially by Lilly and Purchaser (together with their wholly-owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer. See Section 15 — “Conditions of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

•

No. Neither we nor Akouos is under any obligation to pursue or consummate the Merger if the Offer is not consummated as set forth in this Offer to Purchase. See Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

•

You will have until the Expiration Time to tender your Shares in the Offer. The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on November 29, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional period of time to tender your Shares.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

•	Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides:

(i)

if, at the scheduled Expiration Time, any Offer Condition (as defined in Section 15 — “Conditions of the Offer”), other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser will extend the Offer for one or more consecutive increments of up to 10 business days each, until such time as such conditions have been satisfied or waived;

(ii)	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and

(iii)

if, at the scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) will have been satisfied or waived and the Minimum Tender Condition will not have been satisfied, Purchaser may elect to (and if so requested by Akouos, Purchaser will) extend the Offer for one or more consecutive increments of such duration as requested by Akouos (or if not so requested, as determined by Purchaser) but not more than 10 business days each (or for such longer period as may be agreed to by Akouos and Lilly); however, Akouos may not request Purchaser to, and Purchaser will not be required to, extend the Offer on more than three occasions in consecutive periods of 10 business days each (or for such longer or shorter period as Akouos and Purchaser may agree in writing).

•

In each case, Purchaser will not, without the prior written consent of Akouos, and will not be required to, extend the Offer beyond the Outside Date. However, if the Antitrust Condition has not been satisfied, the Outside Date would be automatically extended until the date that is 180 days from the date of the Merger Agreement in order to allow additional time to obtain the required antitrust approval. The “Outside Date” means February 14, 2023, unless otherwise extended pursuant to the terms of the Merger Agreement, as summarized below in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

•	No. A subsequent offering period for the Offer is not contemplated.

How will I be notified if the Offer is extended?

•

If we extend the Offer, we intend to inform Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

•

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by the scheduled Expiration Time of the Offer, including, among other conditions:

•	the Minimum Tender Condition (as defined below in Section 15 — “Conditions of the Offer”);

•	the Antitrust Condition (as defined below in Section 15 — “Conditions of the Offer”);

•	the Representations Condition (as defined below in Section 15 — “Conditions of the Offer”);

•	the Legal Restraint Condition (as defined below in Section 15 — “Conditions of the Offer”); and

•	the absence of a Company Material Adverse Effect (as defined below in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”).

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

•

If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary. These materials must be delivered to the Depositary prior to the Expiration Time.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through ATOP prior to the Expiration Time.

•

We are not providing for guaranteed delivery procedures. Therefore, Akouos stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which is earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday. Akouos stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

•

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate Cash Consideration for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

•

You may withdraw your previously tendered Shares at any time until the Expiration Time. In addition, if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after December 29, 2022, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”

How do I validly withdraw previously tendered Shares?

•

To validly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary prior to the Expiration Time. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares in a timely manner prior to the Expiration Time.

See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Akouos Board?

•

Yes. The Akouos Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of, Akouos and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by Akouos of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that Akouos stockholders accept the Offer and tender their Shares pursuant to the Offer.

•

Descriptions of the reasons for the Akouos Board’s recommendation and approval of the Offer are set forth in Akouos’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Akouos stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer” and “Recommendation of the Company Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will Akouos continue as a public company?

•

No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, Akouos will become a wholly-owned subsidiary of Lilly. Following the Merger, we will cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will a meeting of Akouos stockholders be required to approve the Merger?

•

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; however, such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock (as defined in the DGCL);

•

immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

•

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of Akouos stockholders and without a vote or any further action by Akouos stockholders.

See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

•

If the Offer is consummated, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (See Section 11 — “The Merger Agreement; Other Agreements”), Purchaser will merge with and into Akouos pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Akouos or owned by Akouos, or owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (ii) Dissenting Shares), including each Share of Restricted Stock, will be converted into the right to receive the Offer Price, without interest, from Purchaser, less any applicable tax withholding.

•

If the Merger is completed, Akouos stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and you comply in all respects with Section 262 of the DGCL. See Section 17 — “Appraisal Rights.”

•

However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of Akouos stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and Akouos will no longer be required to make filings with the SEC under the Exchange Act.

See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

x

What will happen to my stock options and Shares of Restricted Stock in the Offer?

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The Offer is being made only for Shares and not for outstanding stock options granted by Akouos. Holders of outstanding stock options granted by Akouos under a Company Equity Plan having an exercise price less than the Cash Consideration (each such option, a “Cash-Out Stock Option”), whether vested or unvested, will receive payment for such stock options following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding and unexercised stock options granted by Akouos under a Company Equity Plan having an exercise price equal to or greater than the Cash Consideration (each such option, an “Exercisable Pre-Close Stock Option”) may participate in the Offer only if they first exercise such stock options, in each case in accordance with the terms of the Merger Agreement and any applicable Company Equity Plan and other applicable agreements with Akouos, and tender the Shares, if any, issued upon such exercise or settlement of such stock options. Any such exercise must be completed prior to the Last Exercise Date (as defined below) to enable the holder of such outstanding stock options to have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Each Share of Restricted Stock that is outstanding immediately prior to the Effective Time will vest in full as of immediately prior to the Effective Time and will be treated in the same manner as all other Shares in the Merger, subject to applicable tax withholding. Holders of Cash-Out Stock Options or Shares of Restricted Stock will receive payment (if any) with respect to those Cash-Out Stock Options and Shares of Restricted Stock as described in the following paragraph.

•	The Merger Agreement provides for the following treatment of Akouos’s equity awards:

•

at the Effective Time, each Cash-Out Stock Option will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any Cash-Out Stock Option, and each holder of such Cash-Out Stock Option will be entitled to receive (without interest) (x) an amount in cash (less any applicable tax withholdings) equal to the product of (A) the excess, if any, of the Cash Consideration over the applicable exercise price per share underlying such Cash-Out Stock Option multiplied by (B) the total number of Shares subject to such Cash-Out Stock Option and (y) one CVR for each Share subject to such Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting);

•

effective as of five business days prior to the date on which the closing of the Merger occurs (the “Closing Date”), or such other date occurring prior to the Closing Date (but in no event fewer than two business days prior to the Closing Date) as may be determined by the Akouos Board in its reasonable discretion and in accordance with the terms of the Company Equity Plans (such date, the “Acceleration Date”), each Exercisable Pre-Close Stock Option will vest in full and become exercisable up to and through the close of regular trading on the Nasdaq on the second business day following the Acceleration Date (such second business day, the “Last Exercise Date”) in accordance with the terms and conditions of such Exercisable Pre-Close Stock Option in effect on the date of the Merger Agreement, and such Exercisable Pre-Close Stock Options will terminate and be of no further force or effect as of immediately prior to the Effective Time if not exercised by the holder on or prior to the close of regular trading on the Last Exercise Date;

•

each Share of Restricted Stock that is outstanding immediately prior to the Effective Time will vest in full as of immediately prior to the Effective Time and will be treated in the same manner as all other Shares in the Merger, subject to applicable tax withholding; and

•

all payments in respect of Cash-Out Stock Options and Shares of Restricted Stock will be made, net of any applicable tax withholding, as promptly as practicable after the Effective Time or the applicable Milestone Payment date under the CVR Agreement, as applicable, and, in any event, no later than the next regularly scheduled payroll date that follows (x) with respect to the Cash Consideration, the Effective Time and (y) with respect to the amounts payable upon satisfaction of a Milestone pursuant to the CVR Agreement, such time as the rights agent pays the applicable Milestone Payment amount in accordance with the CVR Agreement.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

What will happen to the Akouos 2020 Employee Stock Purchase Plan (the “ESPP”) and the Company Equity Plans?

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With respect to the Offering or Plan Period (each, as defined in the ESPP) in effect as of the date of the Merger Agreement, if any, no individual who was not a participant in the ESPP as of the date of the Merger Agreement may enroll in the ESPP with respect to such Offering or Plan Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the Merger Agreement for such Offering or Plan Period.

•	The commencement of any new Offering or Plan Period will be suspended unless and until the Merger Agreement is terminated.

•	The ESPP will be terminated as of, or prior to, the Effective Time.

•	Each Company Equity Plan will be terminated effective as of the Effective Time.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

What is the market value of my Shares as of a recent date?

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On October 17, 2022, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on Nasdaq was $7.01 per Share. On October 28, 2022, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $13.17 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

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Yes. On October 17, 2022, in connection with the execution and delivery of the Merger Agreement, Emmanuel Simons (President and Chief Executive Officer of Akouos), and stockholders affiliated with each of 5AM Ventures and New Enterprise Associates (collectively, the “Supporting Stockholders”), solely in their respective capacities as stockholders of Akouos, each entered into a tender and support agreement (collectively, the “Tender and Support Agreements”) with Lilly and Purchaser, pursuant to which each Supporting Stockholder agreed, among other things, (i) to tender all of the Shares held by such Supporting Stockholder in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to vote against other proposals to acquire Akouos and (iii) to certain other restrictions on its ability to take actions with respect to Akouos and its Shares.

•

The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) written notice of termination from Lilly or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Akouos pursuant to the terms of the Merger Agreement. The Supporting Stockholders collectively beneficially own approximately 25.5% of the outstanding Shares as of October 23, 2022.

See Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements.”

Will I have appraisal rights in connection with the Offer?

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No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon. The “fair value” could be greater than, less than or the same as the Offer Price. More information regarding Section 262 of the DGCL, including how to access it without subscription or cost, is set forth in Akouos’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to Akouos stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal).

See Section 17 — “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

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You may call Georgeson LLC, the information agent for the Offer (the “Information Agent”), toll free at 888-660-8331. See the back cover of this Offer to Purchase for additional contact information for the Information Agent.

INTRODUCTION

Kearny Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the issued and outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Akouos, Inc., a Delaware corporation (“Akouos”), in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (b) one non-tradable contingent value right (each, a “CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent (the “Rights Agent”) selected by Lilly and reasonably acceptable to Akouos (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 17, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Akouos, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Akouos pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Akouos continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Lilly (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Akouos or owned by Akouos, or owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (ii) Shares that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”)), including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Company Equity Plan (as defined in the Merger Agreement, and such Shares, “Restricted Stock”), will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

Tendering stockholders who are holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

The Board of Directors of Akouos (the “Akouos Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”) are advisable, fair to, and in the best interests of, Akouos and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by Akouos of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that Akouos stockholders accept the Offer and tender their Shares pursuant to the Offer.

Descriptions of the Akouos Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the Transactions are set forth in Akouos’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Akouos stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Company Board.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Tender Condition (as defined below in Section 15 — “Conditions of the Offer”) and (ii) the Antitrust Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer.

Akouos has advised Lilly that at a meeting of the Akouos Board held on October 17, 2022, Centerview Partners LLC (“Centerview”) rendered to the Akouos Board its oral opinion and subsequently confirmed in its written opinion, dated October 17, 2022, to the effect that, as of the date of such written opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be paid to holders of Shares (other than (a) Shares that are held in the treasury of Akouos or owned by Akouos, (b) Shares owned by Lilly, Purchaser or any direct or indirect subsidiary of Lilly or Purchaser, (c) any Dissenting Shares and (d) any Shares held by any affiliate of Akouos or Lilly), including each Share of Restricted Stock, pursuant to the Merger Agreement was fair from a financial point of view, to such holders. The full text of the written opinion of Centerview sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex A to the Schedule 14D-9.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Time, pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as described in Section 4 — “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

(i)

if, at the scheduled Expiration Time, any Offer Condition (as defined in Section 15 — “Conditions of the Offer”) other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser will extend the Offer for one or more consecutive increments of up to 10 business days each, until such time as such conditions have been satisfied or waived;

(ii)	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and

(iii)

if, at the scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) will have been satisfied or waived and the Minimum Tender Condition will not have been satisfied, Purchaser may elect to (and if so requested by Akouos, Purchaser will) extend the Offer for one or more consecutive increments of such duration as requested by Akouos (or if not so requested, as determined by Purchaser) but not more than 10 business days each (or for such longer period as may be agreed to by Akouos and Lilly); however, Akouos may not request Purchaser to, and Purchaser will not be required to, extend the Offer on more than three occasions in consecutive periods of 10 business days each (or for such longer or shorter period as Akouos and Purchaser may agree in writing).

In each case, Purchaser will not, without the prior written consent of Akouos, and will not be required to, extend the Offer beyond the Outside Date. However, if the Antitrust Condition has not been satisfied, the Outside Date would be automatically extended until the date that is 180 days from the date of the Merger Agreement in order to allow additional time to obtain the required antitrust approval. The “Outside Date” means February 14, 2023, unless otherwise extended pursuant to the terms of the Merger Agreement, as summarized below in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights,” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition or modify the terms of the Offer, in whole or in part, including the Offer Price, except that Akouos’s prior written consent is required for Purchaser to:

(i)	decrease the Cash Consideration or amend the terms of the CVRs or the CVR Agreement;

(ii)	change the form of the consideration payable in the Offer;

(iii)	decrease the maximum number of Shares sought pursuant to the Offer;

(iv)	amend or waive the Minimum Tender Condition or the Termination Condition (as defined below);

(v)

add to or modify the Offer Conditions in a manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer, or prevent, delay or impair the ability of Lilly or Purchaser to consummate the Offer, the Merger or the other Transactions;

(vi)

extend the Expiration Time except as required or expressly permitted by the Merger Agreement or provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act; or

(vii)	make any other change to the terms or conditions of the Offer that is adverse to holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of Shares sought, a minimum of 10 business days is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in the consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Lilly will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the scheduled Expiration Time. Under certain circumstances described in the Merger Agreement, Lilly or Akouos may terminate the Merger Agreement.

Akouos has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Akouos’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Akouos’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the scheduled Expiration Time (which will be the next business day after the Expiration Time absent extenuating circumstances and, in any event, will not be more than three business days after the Expiration Time) (the date and time of acceptance for payment, the “Acceptance Time”). We will promptly (and in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the paying agent for the Offer to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program (“ATOP”), an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Consideration for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will we pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

At or prior to such time as Purchaser accepts for purchase the Shares tendered in the Offer after the Expiration Time, Lilly will execute the CVR Agreement. Neither Purchaser nor Lilly will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11 —“The Merger Agreement; Other Agreements — CVR Agreement.”

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased Shares will be promptly returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC) following the Expiration Time.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal or the Depositary must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and, to the extent the Shares are not already held with the Depositary, either (i) in the case of certificated Shares, the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) in the case of Shares held in book-entry form, such Shares must be tendered pursuant to the procedures for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Akouos stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which is earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday. Akouos stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the holder(s) of record (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange

Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is issued in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the holder(s) of record, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the holder(s) of record that appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL, THE AGENT’S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF WILL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY PRIOR TO THE EXPIRATION TIME.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message). Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Akouos stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Akouos.

Stock Options and Restricted Stock. The Offer is being made only for Shares and not for outstanding stock options granted by Akouos. Holders of outstanding stock options granted by Akouos under a Company Equity Plan having an exercise price less than the Cash Consideration (each such option, a “Cash-Out Stock Option”), whether vested or unvested, will receive payment for such Cash-Out Stock Options following the Effective Time as provided in the Merger Agreement without participating in the Offer. Holders of outstanding and unexercised stock options granted by Akouos under a Company Equity Plan having an exercise price equal to or greater than the Cash Consideration (each such option, an “Exercisable Pre-Close Stock Option”) may participate in the Offer only if they first exercise such stock options, in each case in accordance with the terms of the Merger Agreement and any applicable Company Equity Plan and other applicable agreements with Akouos, and tender the Shares, if any, issued upon such exercise or settlement of such stock options in the Offer. Any such exercise must be completed prior to the Last Exercise Date to enable the holder of such outstanding stock options to have sufficient time to comply with the procedures for tendering Shares described in this Section 3. Each Share of Restricted Stock that is outstanding immediately prior to the Effective Time will vest in full as of immediately prior to the Effective Time and will be treated in the same manner as all other Shares in the Merger, subject to applicable tax withholding. Holders of Cash-Out Stock Options or Shares of Restricted Stock will receive payment (if any) with respect to those Cash-Out Stock Options and Shares of Restricted Stock as set forth in the Merger Agreement. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” for additional information regarding the treatment of outstanding equity awards in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of Akouos in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after December 29, 2022, the 60th day after commencement of the Offer, until we accept your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to Akouos stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash and CVRs in the Merger. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to stockholders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder in light of its particular circumstances, or that may apply to stockholders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. Holders (as defined below) whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, Non-U.S. Holders (as defined below) that own or have owned within the past five years (or are deemed to own or have owned within the past five years) 5% or more of the outstanding Shares, stockholders holding Shares as part of a straddle, hedging, constructive sale or conversion transaction, stockholders required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement (as defined in the Code), stockholders holding Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax consequences related to the Medicare contribution tax on net investment income, nor does it address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder and is not a partnership (or other pass-through entity) for U.S. federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax, the Medicare contribution tax on net investment income, and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders

The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Pursuant to U.S. Treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and include the fair market value of the CVRs as additional consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding this issue. Lilly intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration paid in the Offer or the Merger as part of a “closed transaction.”

Treatment as Closed Transaction. As part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of the Shares would be considered along with other factors in making that determination. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year as of the closing of the Offer or the Effective Time, as the case may be. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

A U.S. Holder’s initial tax basis in a CVR received in either the Offer or the Merger would equal the fair market value of such CVR as of the closing of the Offer or the Effective Time, as the case may be, as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be.

Lilly intends to provide the Rights Agent with Lilly’s determination of the fair market value of the CVRs and otherwise use commercially reasonable efforts to cooperate with the Rights Agent to send to each U.S. Holder an IRS Form 1099-B reflecting such fair market value of the CVRs issued in the Offer or Merger. Lilly’s determination is not binding on the IRS as to the U.S. Holder’s tax treatment or the fair market value of the CVRs.

As noted above, there is no authority directly addressing the U.S. federal income tax treatment of contingent payment rights with characteristics similar to the rights under the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest, as described below. Lilly intends to treat any payment received by a U.S. Holder in respect of such CVRs (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of all or a portion of the CVR (as applicable) by the U.S. Holder. Assuming that this method of reporting is correct, a U.S. Holder should recognize gain or loss equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable portion of the CVR. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year at the time of such payment. Additionally, a U.S. Holder may recognize loss to the extent of any remaining basis after the expiration of any right to cash payments under such U.S. Holder’s CVR. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the tax treatment of the CVRs, including the allocation of a U.S. Holder’s adjusted tax basis among the applicable portions of the CVR.

Treatment as Open Transaction. If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as imputed interest, as described below, and the balance, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the portion of payments on the CVRs not treated as imputed interest as described below, will generally first be applied against a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder will then recognize capital gain to the extent of any cash received pursuant to the Offer or the Merger and the portion of payments received in respect of the CVRs not treated as imputed interest in excess of the U.S. Holder’s adjusted tax basis. A U.S. Holder will recognize capital loss to the extent of any remaining basis after the basis recovery described in the previous sentence, although it is possible that such U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such U.S. Holder’s abandonment of the U.S. Holder’s CVRs. Any such capital gain or loss will be long-term if the Shares were held for more than one year prior to the closing of the Offer or the Effective Time, as the case may be. The deductibility of capital losses is subject to certain limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger. As discussed above, Lilly will not report the CVRs as an open transaction for U.S. federal income tax purposes. U.S. Holders that intend to treat the Offer or the Merger, as applicable, as an open transaction for U.S. federal income tax purposes are urged to consult their own tax advisors regarding how to accurately report their income under this method.

Imputed Interest. If payment with respect to a CVR is made more than one year after the closing of the Offer or the Effective Time (as applicable), a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVRs over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include any such imputed interest in its taxable income using such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) or (ii) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower applicable treaty rate) on such payments, including any portion of any such payments treated as imputed interest (as discussed above under “Tax Consequences to U.S. Holders — Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agent.

Information Reporting, Backup Withholding and FATCA

Information reporting generally will apply to payments to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the Rights Agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding.

The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Information reporting may apply to payments to a Non-U.S. Holder with respect to a CVR, including any portion of such payments treated as imputed interest.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Lilly or another applicable withholding agent may be required to withhold tax at a rate of 30% on payments to a Non-U.S. Holder in respect of the CVRs, including any portion reported as imputed interest, if a Non-U.S. Holder fails to meet prescribed certification requirements. In general, no such withholding will be required with respect to a Non-U.S. Holder that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

6.	Price Range of Shares; Dividends on the Shares

The Shares trade on Nasdaq under the symbol “AKUS.” Akouos has advised us that, as of October 23, 2022, 36,935,938 Shares (including Shares of Restricted Stock) were issued and outstanding. The following table sets forth the high and low intraday sale prices per Share for each quarterly period with respect to the periods indicated, as reported by Nasdaq:

	High	Low
2022
Fourth Quarter (through October 28, 2022)	$13.35	$6.48
Third Quarter	$7.63	$2.51
Second Quarter	$7.15	$2.32
First Quarter	$9.24	$4.03

2021
Fourth Quarter	$11.62	$7.46
Third Quarter	$13.69	$9.86
Second Quarter	$16.50	$11.64
First Quarter	$22.88	$13.16

2020
Fourth Quarter	$24.43	$16.59
Third Quarter	$30.67	$19.00
Second Quarter (from June 26, 2020, the first trading day following Akouos’s initial public offering)	$24.08	$19.72

On October 17, 2022, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on Nasdaq was $7.01 per Share. On October 28, 2022, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $13.17 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

Akouos has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7.	Certain Information Concerning Akouos

The summary information set forth below is qualified in its entirety by reference to Akouos’s public filings with the SEC (which may be obtained as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings with the SEC and other publicly available information. Neither Lilly nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Lilly nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Akouos, whether furnished by Akouos or contained in such filings, or for any failure by Akouos to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Lilly or Purchaser.

Akouos, a Delaware corporation, is a precision genetic medicine company dedicated to its mission of developing gene therapies with the potential to restore, improve and preserve high-acuity physiologic hearing for individuals living with disabling hearing loss worldwide. Akouos was formed as a limited liability company under the laws of the Commonwealth of Massachusetts in March 2016 under the name Akouos, LLC and converted into a corporation under the laws of the State of Delaware in November 2016 under the name Akouos,

Inc. The address of Akouos’s principal executive offices and Akouos’s phone number at its principal executive offices are as set forth below:

Akouos, Inc.

645 Summer Street, Suite 200

Boston, MA 02210

(857) 410-1818

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Akouos is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Akouos’s directors and officers, their compensation (including any equity-based awards granted to them), the principal holders of Akouos’s securities, any material interests of such persons in transactions with Akouos and other matters was disclosed in Akouos’s definitive proxy statement for Akouos’s 2022 Annual Meeting of Stockholders filed with the SEC on April 28, 2022. Such information also will be available in the Schedule 14D-9. The SEC maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Akouos, that file electronically with the SEC.

8.	Certain Information Concerning Lilly and Purchaser

The summary information set forth below is qualified in its entirety by reference to Lilly’s public filings with the SEC (which may be obtained as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings with the SEC and other publicly available information.

Purchaser is a Delaware corporation and wholly-owned subsidiary of Lilly, and was formed solely for the purpose of facilitating the acquisition of Akouos by Lilly. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Purchaser will merge with and into Akouos and will cease to exist, with Akouos surviving the Merger as the Surviving Corporation. The address of Purchaser’s principal executive offices and Purchaser’s phone number at its principal executive offices are as set forth below:

Kearny Acquisition Corporation

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

Lilly, an Indiana corporation, was founded in Indianapolis, Indiana, in 1876 by Colonel Eli Lilly. Lilly discovers, develops, manufactures and sells products in a single business segment — human pharmaceutical products. Lilly manufactures and distributes its products through facilities in the U.S., including Puerto Rico, and seven other countries. Its products are sold in approximately 120 countries. The address of Lilly’s principal executive offices and Lilly’s phone number at its principal executive offices are as set forth below:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

The name, citizenship and applicable employment history, as of the date of this Offer to Purchase, of each director and executive officer of Purchaser and Lilly are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser or Lilly, or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of October 23, 2022, none of Lilly, Purchaser or their respective associates or affiliates owned any Shares, provided that (i) Lilly and Purchaser may be deemed to beneficially own 9,639,189 Shares (inclusive of 932,335 Shares issuable in respect of stock options) or approximately 25.5% of the outstanding Shares as of such date as a result of certain voting rights granted pursuant to the Tender and Support Agreements (as defined below) (see Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements”) and (ii) 282,475 Shares or approximately 0.8% of the outstanding Shares as of such date were owned by the Partners Innovation Fund II, L.P. (the “Fund”), which may be considered an associate of Lilly (as such term is defined in Rule 12b-2 of the Exchange Act) but, as an owner of a minority limited partnership interest, Lilly has no voting or investment control over the Fund or its assets.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of Akouos; (ii) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of Akouos during the past 60 days; (iii) none of Purchaser, Lilly or, to the best knowledge of Purchaser and Lilly after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Akouos (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Lilly, their subsidiaries or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Akouos or any of its executive officers, directors or affiliates, on the other hand, that would be required to be disclosed on the Tender Offer Statement on Schedule TO, to which this Offer to Purchase and the related Letter of Transmittal are filed as exhibits (the “Schedule TO”) under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no material contacts, negotiations or transactions between Purchaser, Lilly, their subsidiaries or, to the best knowledge of Purchaser and Lilly after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Akouos or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of Akouos’s securities, an election of Akouos’s directors or a sale or other transfer of a material amount of Akouos’s assets.

Additional Information. Lilly is subject to the information and reporting requirements of the Exchange Act, and in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning Lilly’s directors and officers, information as of particular dates concerning the principal holders of Lilly’s securities and any material interests of such persons in transactions with Lilly. The SEC maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Lilly, that file electronically with the SEC.

9.	Source and Amount of Funds

The Offer is not conditioned upon Lilly’s or Purchaser’s ability to finance or fund the purchase of Shares pursuant to the Offer. We estimate that we will need approximately $487 million in cash to purchase all of the

Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer. In addition, Lilly will need approximately $122 million to pay the maximum aggregate amount that holders of CVRs may be entitled to receive if all Milestones are achieved. Lilly has or will have available to it, through a variety of sources, including cash on hand and borrowings at prevailing market interest rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. As of June 30, 2022, Lilly had approximately $2.62 billion in cash and cash equivalents on hand. In the event that Lilly determines to issue commercial paper in connection with the purchase of Shares pursuant to the Offer and to complete the Merger, such commercial paper will be issued at a discount to principal amount resulting in an effective yield determined by the market for commercial paper at the time of each such issuance, the maturities of such commercial paper and Lilly’s commercial paper rating. Lilly currently anticipates the maturities of such commercial paper to be between 30 and 90 days. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.

While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the fact that Lilly’s future financial condition could deteriorate such that Lilly would not have the necessary cash or cash equivalents to pay, or cause to be paid, the Milestone Payments if and when due. Furthermore, you should also consider the fact that:

(i)

holders of CVRs will have no greater rights against Lilly or the Surviving Corporation than those accorded to general unsecured creditors of Lilly or the Surviving Corporation, as applicable, under applicable law;

(ii)	the CVRs will be effectively subordinated in right of payment to all of Lilly’s and the Surviving Corporation’s secured obligations, if any, to the extent of the collateral securing such obligations;

(iii)

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Lilly’s subsidiaries (other than the Surviving Corporation); and

(iv)

the filing of a bankruptcy petition by or on behalf of Lilly or the Surviving Corporation may prevent Lilly or the Surviving Corporation from making some or all payments that may become payable with respect to the CVRs.

10.	Background of the Offer; Past Contacts or Negotiations with Akouos

Background of the Offer

The following is a description of contacts between representatives of Lilly and Akouos that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Akouos’s additional activities, please refer to the Schedule 14D-9 that will be filed by Akouos with the SEC and mailed to Akouos stockholders.

In the ordinary course of business and to supplement its research and development activities, Lilly regularly evaluates business development opportunities, including strategic acquisitions and licensing and partnership opportunities.

On February 23, 2022, Akouos entered into a confidentiality agreement, without a standstill provision, with Lilly to facilitate discussions relating to a potential licensing or research and development collaboration between the parties.

Following the entry into the confidentiality agreement with Lilly, representatives of Akouos, including Sachiyo Minegishi, Akouos’s Chief Financial Officer, Dr. Aaron Tward, Akouos’s Chief Scientific Officer, and Jay Stella, Akouos’s Senior Vice President, Corporate Strategy, and representatives of Lilly, including Dr. Andrew Adams, Lilly’s Senior Vice President Neuroscience Research and Co-Director of the Lilly Institute for Genetic

Medicine, Dr. Kenneth Custer, Lilly’s Senior Vice President, Head of Corporate Business Development, and other representatives of Lilly’s research and development and business development departments, met virtually on March 30, 2022 and April 25, 2022 to review and discuss Akouos’s programs.

From May 3, 2022 to May 6, 2022, several additional virtual, telephonic and in-person meetings occurred between representatives of Lilly and representatives of Akouos, at which Lilly indicated its interest in the hearing loss space and the potential to have further discussions. As a follow-up to these exchanges, Lilly proposed an in-person meeting between the parties, which was ultimately scheduled for May 23, 2022.

On May 23, 2022, Dr. Emmanuel Simons, Akouos’s Chief Executive Officer, and Ms. Minegishi met with Drs. Adams and Custer, who presented to Dr. Simons and Ms. Minegishi a non-binding written proposal for the acquisition of Akouos for $9.00 per Share in cash (the “May Proposal”). The proposed purchase price per Share represented an approximate 216% premium to the closing price of the Shares on May 20, 2022, the last trading day prior to the date of the proposal, and an approximate 182% premium to the 30-calendar day volume-weighted average trading price of the Shares. The May Proposal was subject to, among other things, completion of Lilly’s due diligence and negotiation of definitive documents.

On May 27, 2022, Dr. Simons spoke to Dr. Custer by telephone and informed him that Akouos was not willing to pursue a transaction at $9.00 per Share, but that Akouos was willing to provide access to additional informational to help Lilly increase the value of its proposal. Lilly agreed that it would be willing to receive and review additional information.

On June 3, 2022, Drs. Simons and Tward, and Mr. Stella met with Drs. Custer and Adams, and Dr. Franz Hefti, Chief Executive Officer, Prevail Therapeutics (a wholly owned subsidiary of Lilly), and Co-Director of the Lilly Institute for Genetic Medicine, Dr. Jeff Sevigny, Chief Medical Officer, Prevail Therapeutics, and other representatives of Lilly during which Akouos provided additional information regarding its programs and development pipeline.

On June 6, 2022, Lilly submitted to Akouos a revised non-binding written proposal for the acquisition of Akouos for $11.50 per Share in cash (the “June Proposal”). The proposed purchase price per Share represented an approximate 259% premium to the closing price of the Shares on June 3, 2022, the last trading day prior to the date of such proposal, and an approximate 263% premium to the 30-calendar day volume-weighted average trading price of the Shares. The June Proposal was subject to, among other things, completion of Lilly’s due diligence and negotiation of definitive documents.

On June 12, 2022, Akouos provided access to an expanded electronic data room to Lilly and its representatives to facilitate their continued due diligence. Between June 13, 2022 and June 24, 2022, Lilly participated in numerous due diligence meetings and teleconferences with Akouos.

On June 16, 2022, Akouos entered into a revised confidentiality agreement with Lilly, which included a customary standstill provision for the benefit of Akouos with a term of 12 months that would automatically terminate upon, among other events, the signing of a definitive agreement with a third party for the sale of Akouos.

On June 23, 2022, representatives of Lilly raised additional diligence questions regarding ongoing regulatory matters related to Akouos’s forthcoming Investigational New Drug Application (“IND”) submission. Between June 23, 2022 and July 14, 2022, Lilly conducted additional due diligence regarding Akouos.

Also on July 14, 2022, Drs. Adams and Custer and Dr. Daniel Skovronsky, President Lilly Research Laboratories and Lilly’s Chief Scientific and Medical Officer spoke to Drs. Simons and Tward by videoconference and the parties mutually agreed to pursue a partnership as opposed to an acquisition of Akouos at that time. Dr. Simons noted that Akouos had received a proposal from another party for a collaboration for the GJB2 program.

On September 9, 2022, representatives of Centerview spoke with Dr. Custer by telephone and informed him that Akouos received clearance from the FDA for its IND application to initiate a Phase 1/2, first in human, pediatric clinical trial of AK-OTOF, a gene therapy intended for the treatment of patients with otoferlin gene-mediated hearing loss.

On September 10, 2022, Drs. Custer and Adams spoke with Dr. Simons by telephone and discussed the recent clearance of the IND for Akouos’s AK-OTOF product candidate and whether Akouos would be willing to resume acquisition discussions. Dr. Custer indicated that, in light of such recent clearance, Lilly would reassess its prior position regarding a potential acquisition and that it might submit a new acquisition proposal for Akouos’s consideration. That same day, Akouos provided Lilly with access to certain correspondence related to the IND clearance through an electronic data room.

On September 15, 2022, Lilly submitted to Akouos a non-binding written proposal for the acquisition of Akouos for $12.00 per Share in cash at closing, plus one non-tradable CVR per Share representing up to an additional $2.50 per share in cash (the “September 15 Proposal”). The CVR would entitle stockholders to receive the following payments upon achievement of the following milestones: (i) $1.00 per CVR payable upon the AK-OTOF Phase 1 Milestone, if the AK-OTOF Phase 1 Milestone occurred before December 31, 2024, and (ii) $1.50 per CVR payable upon the Registration Study Milestone; however, if the Registration Study Milestone were not achieved before December 31, 2026, such payment would be reduced by $0.0625 per month thereafter until December 1, 2028, when it would expire. The proposed closing cash payment represented an approximate 168% premium to the closing price of the Shares on September 14, 2022 and an approximate 237% premium to the 30-calendar day volume-weighted average price of the Shares. The proposal was subject to, among other things, completion of Lilly’s due diligence and negotiation of definitive documents.

On September 15, 2022, Dr. Simons spoke to Dr. Custer by telephone and informed him that Lilly’s proposal would not be sufficient for the Akouos Board to pursue a transaction with Lilly unless it increased its offer price. That same day, Dr. Custer called a representative of Centerview and requested that Akouos provide more specific guidance on the price at which it would consider a proposal.

On September 19, 2022, a representative of Centerview spoke to Dr. Custer by telephone and conveyed a counterproposal from Akouos consisting of $14.00 per share in cash at closing, plus one CVR per share representing up to an additional $3.00 per share in cash. The CVR would entitle stockholders to receive the payments upon achievement of milestones generally aligned with those included in Lilly’s proposal but subject to further discussion and negotiation.

On September 20, 2022, a representative of Centerview was notified by Dr. Custer that Lilly would be submitting a “best and final” offer later that day.

Later on September 20, 2022, Lilly submitted to Akouos a revised non-binding written proposal (the “September 20 Proposal”) for the acquisition of Akouos for $12.50 per Share in cash at closing, plus one non-tradable CVR per Share representing up to an additional $3.00 per Share in cash. The CVR would entitle stockholders to receive the following payments upon achievement of the following milestones: (i) $1.00 per CVR payable upon the AK-OTOF Phase 1 Milestone, if the AK-OTOF Phase 1 Milestone occurred before December 31, 2024, (ii) $1.00 per CVR payable upon the Second Program Phase 1 Milestone, if the Second Program Phase 1 Milestone occurred before December 31, 2025 and (iii) $1.00 per CVR payable upon the Registration Study Milestone; however if the Registration Study Milestone was not achieved before December 31, 2026, such payment would be reduced by $0.04167 per month thereafter until December 1, 2028, when it would expire. The proposed closing cash payment represented an approximate 159% premium to the closing price of the Shares on September 19, 2022 and an approximate 213% premium to the 30-calendar day volume-weighted average trading price of the Shares. The cover email accompanying the proposal stated that it was Lilly’s “best and final” offer.

On September 21, 2022, Akouos provided access to an expanded electronic data room to Lilly and its representatives to facilitate their due diligence. Between September 27, 2022 and October 17, 2022, Akouos conducted numerous due diligence meetings and teleconferences with Lilly, and provided responses to the diligence requests of Lilly and its representatives.

Also on September 21, 2022, Dr. Simons spoke with Dr. Custer by telephone to inform the Lilly that Akouos was willing to pursue a transaction on the economic terms set forth in the September 20 Proposal but inquired whether Lilly would be open to further discussions about the appropriate definitions and timing of the milestones of the CVRs. Dr. Custer confirmed that Akouos was open to such additional discussions.

On September 28, 2022, Dr. Simons had dinner with Dr. Adams. During the dinner, and in a confirmatory email following the dinner, Dr. Simons requested that Lilly extend the expiration of the Second Program Phase 1 Milestone in their September 20 Proposal.

Also on September 28, 2022, Kirkland & Ellis LLP, counsel to Lilly, which we refer to as Kirkland, delivered a draft Merger Agreement to Wilmer Cutler Pickering Hale and Dorr LLP, counsel to Akouos, which we refer to as WilmerHale. From September 28, 2022 to October 17, 2022, Kirkland and WilmerHale conducted a number of conference calls and negotiated the terms of the Merger Agreement at the direction of their respective clients, including the provisions relating to (i) the allocation of the risks associated with regulatory approvals, (ii) restrictions on Akouos’s operations between signing and closing, (iii) the ability of the Akouos Board to respond to unsolicited acquisition proposals, change its recommendation and accept a superior proposal, (iv) the amount and triggers for Akouos’s termination fee, (v) the Offer conditions, (vi) the definition of a material adverse effect, (vii) employee compensation matters and (viii) the scope of the representations and warranties.

On October 5 and October 6, 2022, Kirkland delivered drafts of the CVR Agreement and form of Tender and Support Agreement, respectively, to WilmerHale, and on October 7, 2022, Wilmer delivered a draft of the Akouos’s confidential disclosure letter to Kirkland. The draft of the CVR Agreement extended the expiration of the Second Program Phase 1 Milestone by an additional year when compared to the September 20 Proposal, subsequent to the conversation between Drs. Simon and Custer on September 21, 2022.

From October 6, 2022 to October 17, 2022, Kirkland and WilmerHale conducted a number of conference calls and negotiated the terms of the CVR Agreement, the Tender and Support Agreements and Akouos’s confidential disclosure letter, at the direction of their respective clients.

On October 17, 2022, Lilly’s board of directors held a meeting during which it reviewed and approved the Merger Agreement and the Transactions, including the Offer and the Merger.

Following such meeting, on October 17, 2022, Akouos, Lilly and Purchaser executed and delivered the Merger Agreement, which included the form of the CVR Agreement, and Lilly and the Supporting Stockholders each executed and delivered the Tender and Support Agreements. On October 18, 2022, Akouos and Lilly issued a joint press release announcing the entry into of the Merger Agreement before the opening of trading on Nasdaq.

On October 31, 2022, Lilly and Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself which has been filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that Lilly or Purchaser makes with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Lilly and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to modify or supplement any factual disclosures about Lilly or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of Lilly, Purchaser and Akouos and may be subject to qualifications and limitations agreed upon by Lilly, Purchaser and Akouos. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Lilly, Purchaser and Akouos, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by Akouos to Lilly and Purchaser concurrently with the execution of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement (except that any one or more of the holders of Shares, Cash-Out Stock Options and Exercisable Pre-Close Stock Options may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s)). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Lilly, Purchaser and Akouos’s public disclosures.

The Offer. The Merger Agreement provides that Purchaser will, as promptly as practicable after the date of the Merger Agreement (but in no event later than October 31, 2022), commence the Offer at the Offer Price; however, if at the time Purchaser intends to commence the Offer, Akouos is not prepared to file with the SEC and to disseminate to holders of Shares the Schedule 14D-9, Purchaser may, but until such time as Akouos is so prepared, is not obligated to, commence the Offer. Purchaser’s obligation to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver of the Offer Conditions described in Section 15 — “Conditions of the Offer.” Purchaser will accept for purchase and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

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Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition or modify the terms of the Offer, in whole or in part, including the Offer Price, except that Akouos’s prior written consent is required for Purchaser to: decrease the Cash Consideration or amend the terms of the CVRs or the CVR Agreement;

•	change the form of the consideration payable in the Offer;

•	decrease the maximum number of Shares sought pursuant to the Offer;

•	amend or waive the Minimum Tender Condition or the Termination Condition;

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add to or modify the Offer Conditions in a manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer, or prevent, delay or impair the ability of Lilly or Purchaser to consummate the Offer, the Merger or the other Transactions;

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extend the Expiration Time except as required or expressly permitted by the Merger Agreement or provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act; or

•	make any other change to the terms or conditions of the Offer that is adverse to holders of Shares.

The Merger Agreement provides that:

(i)

if, at the scheduled Expiration Time, any Offer Condition, other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser will extend the Offer for one or more consecutive increments of up to 10 business days each, until such time as such conditions have been satisfied or waived;

(ii)	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and

(iii)

if, at the scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) will have been satisfied or waived and the Minimum Tender Condition will not have been satisfied, Purchaser may elect to (and if so requested by Akouos, Purchaser will) extend the Offer for one or more consecutive increments of such duration as requested by Akouos (or if not so requested, as determined by Purchaser), but not more than 10 business days each (or for such longer period as may be agreed to by Akouos and Lilly); however, Akouos may not request Purchaser to, and Purchaser will not be required to, extend the Offer on more than three occasions in consecutive periods of 10 business days each (or for such longer or shorter period as Akouos and Purchaser may agree in writing).

In each case, Purchaser will not, without the prior written consent of Akouos, and will not be required to, extend the Offer beyond the Outside Date. However, if the Antitrust Condition has not been satisfied, the Outside Date would be automatically extended until the date that is 180 days from the date of the Merger Agreement in order to allow additional time to obtain the required antitrust approval.

If the Merger Agreement is terminated pursuant to its terms, Purchaser will terminate the Offer promptly, not acquire any Shares pursuant to the Offer and return, and cause any depositary or other agent acting on behalf of Purchaser (including the Depositary) to return, in accordance with applicable laws, all Shares tendered into the Offer to the registered holders thereof.

The Merger. At the Effective Time, Purchaser will merge with and into Akouos, the separate corporate existence of Purchaser will cease, and Akouos will continue as the Surviving Corporation. Subject to the Merger Agreement and pursuant to the DGCL (including Section 251 thereof), the Closing Date will take place no later than the first business day after satisfaction or waiver of the closing conditions set forth in the Merger Agreement. Lilly, Purchaser and Akouos have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of holders of the Shares in accordance with Section 251(h) of the DGCL.

At the Closing, Lilly, Purchaser and Akouos will cause the certificate of merger to be filed with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL in connection with the Merger.

At the Effective Time, the certificate of incorporation and the bylaws of Akouos, will be amended and restated in their entirety and, as so amended, will be the certificate of incorporation and the bylaws of the Surviving Corporation.

Board of Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case, until the earlier of their death, resignation or removal, or until their successor is duly elected and qualified.

Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Akouos or owned by Akouos, or owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (ii) Dissenting Shares), including Shares of Restricted Stock (after application of certain provisions of the Merger Agreement as described below under “Treatment of Restricted Stock”), will be converted into the right to receive the Merger Consideration, less any applicable tax withholding, from Purchaser. As of the Effective Time, all such Shares will no longer be outstanding and will cease to exist.

Treatment of Stock Options. At the Effective Time, each Cash-Out Stock Option will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any Cash-Out Stock Option, and each holder of such Cash-Out Stock Option will be entitled to receive (without interest) (A) an amount in cash (less any applicable tax withholdings) equal to the product of (i) the excess, if any, of the Cash Consideration over the applicable exercise price per share underlying such Cash-Out Stock Option multiplied by (ii) the total number of Shares subject to such Cash-Out Stock Option, and (B) one CVR for each Share subject to such Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting).

Effective as of five business days prior to the Closing Date, or such other date occurring prior to the Closing Date (but in no event fewer than two business days prior to the Closing Date) as may be determined by the Akouos Board in its reasonable discretion and in accordance with the terms of the Company Equity Plans, each Exercisable Pre- Close Stock Option will vest in full and become exercisable up to and through the close of regular trading on the Nasdaq on the Last Exercise Date in accordance with the terms and conditions of such Exercisable Pre-Close Stock Option in effect on the date of the Merger Agreement, and such Exercisable Pre-Close Stock Options will terminate and be of no further force or effect as of immediately prior to the Effective Time if not exercised by the holder on or prior to the close of regular trading on the Last Exercise Date.

The Merger Agreement provides that the payments in respect of Cash-Out Stock Options will be made, net of any applicable tax withholding, as promptly as practicable after the Effective Time or the Milestone Payment date under the CVR Agreement, as applicable, and, in any event, no later than the next regularly scheduled payroll date that follows (x) with respect to the Cash Consideration, the Effective Time and (y) with respect to the amounts payable upon satisfaction of a Milestone pursuant to the CVR Agreement, such time as the rights agent pays the applicable Milestone Payment amount in accordance with the CVR Agreement.

Treatment of Restricted Stock. As set forth above, each Share of Restricted Stock that is outstanding immediately prior to the Effective Time will vest in full as of immediately prior to the Effective Time and will be treated in the same manner as all other Shares in the Merger, less applicable tax withholding (as described in Section 11 — “The Merger Agreement; Other Agreements — Conversion of Securities”). The Merger Agreement provides that the payments in respect of Shares of Restricted Stock will be made, net of any applicable tax withholding, as promptly as practicable after the Effective Time or the Milestone Payment date under the CVR Agreement, as applicable, and, in any event, no later than the next regularly scheduled payroll date that follows (x) with respect to the Cash Consideration, the Effective Time and (y) with respect to the amounts payable upon satisfaction of a Milestone pursuant to the CVR Agreement, such time as the rights agent pays the applicable Milestone Payment amount in accordance with the CVR Agreement.

Treatment of ESPP. Pursuant to the Merger Agreement, the Akouos Board has adopted resolutions and will take all actions with respect to the ESPP that are necessary to (i) provide that with respect to the Offering or Plan Period (each, as defined in the ESPP) in effect as of the date of the Merger Agreement, if any, no individual who was not a participant in the ESPP as of the date of the Merger Agreement may enroll in the ESPP with respect to such Offering or Plan Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the Merger Agreement for such Offering or Plan Period, (ii) suspend the commencement of any new Offering or Plan Period unless and until the Merger Agreement is terminated and (iii) terminate the ESPP as of or prior to, the Effective Time.

Termination of the Company Equity Plans. Pursuant to the Merger Agreement, the Akouos Board has adopted resolutions providing that each Company Equity Plan will be terminated effective as of the Effective Time.

Dissenting Shares. At the Effective Time, the Dissenting Shares will automatically be cancelled and will cease to exist. From and after the Effective Time, holders of Dissenting Shares will cease to have any rights with respect thereto except the right to payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL.

However, if any holder fails to perfect, effectively withdraws or otherwise loses his, her or its right to appraisal under Section 262 of the DGCL, the Dissenting Shares will be treated as if such Shares had been converted as of the Effective Time into the right to receive the Merger Consideration.

Payment of the Merger Consideration; Surrender of Shares. At or immediately after Acceptance Time (but in no event later than immediately prior to the Effective Time), Lilly will deposit or cause to be deposited with a bank or trust company cash in an amount sufficient to pay the Cash Consideration (calculated assuming that all Shares (other than Dissenting Shares) are tendered in the Offer for purposes of this paragraph).

As soon as practicable after the Effective Time (and in any event within three business days thereafter), Lilly will cause its depositary for the Merger Consideration (the “Merger Depositary”) to mail to each holder of a record of certificated Shares entitled to receive the Merger Consideration, a letter of transmittal and instructions for effecting the surrender of the Share Certificate in exchange for payment of the Merger Consideration.

Upon surrender of a duly executed letter of transmittal and a Share Certificate to the Merger Depositary, the holder of such Share Certificate will be entitled to receive in exchange therefor the Merger Consideration into which the Shares represented by such Share Certificate have been converted, and the Share Certificate so surrendered will be cancelled.

No holder of record of a book-entry Share entitled to receive the Merger Consideration will be required to deliver a Share Certificate or an executed letter of transmittal to the Merger Depositary to receive the Merger Consideration in respect of such book-entry Shares. In lieu thereof, such holder of record will, upon receipt by the Merger Depositary of an “agent’s message” in customary form (or such other evidence, if any, as the Depositary may reasonably request), be entitled to receive the Merger Consideration, and such book-entry Share will be cancelled.

At any time following the date that is six months after the Effective Time, Lilly may require the Merger Depositary to deliver to Lilly or its designated affiliate any funds (including any interest received with respect thereto) that have been made available to the Merger Depositary and that have not been disbursed to holders of Share Certificates or book-entry Shares. Thereafter, such holders will be entitled to look to the Surviving Corporation with respect to the Merger Consideration payable to the holder of a Share Certificates or book-entry Share. The Surviving Corporation will pay all charges and expenses, including those of the Merger Depositary, in connection with the exchange of Shares for the Merger Consideration. None of Lilly, Purchaser, Akouos, the Surviving Corporation or the Depositary will be liable to any person in respect of any funds delivered to a public official pursuant to any abandoned property, escheat or other similar laws.

Section 16 Matters. Prior to the Acceptance Time, the Akouos Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition by Akouos directors and officers of Shares (including Shares of Restricted Stock), and Akouos stock options contemplated by the Merger Agreement.

Withholding. Lilly, Purchaser, Akouos and the Depositary are entitled to deduct and withhold from any amounts payable pursuant to the Merger Agreement such amounts required to be deducted and withheld under the Code or any other tax law.

Transfer Taxes. If payment is to be made to a person other than the person named on a surrendered Share Certificate, it will be a condition to such payment that (i) such Share Certificate so surrendered must be properly endorsed or must otherwise be in proper form and (ii) the person presenting such Share Certificate must pay to the Depositary any transfer tax or other taxes required or must establish to the satisfaction of the Depositary that such tax has been paid or is not required to be paid.

Representations and Warranties.

In the Merger Agreement, Akouos has made customary representations and warranties to Lilly and Purchaser with respect to, among other things:

•	corporate organizations, good standing of Akouos and its subsidiary and organizational documents of Akouos and its subsidiary;

•	corporate authority of Akouos to enter into the Merger Agreement and to consummate the Transactions, and due execution and delivery of the Merger Agreement;

•	capitalization and equity securities of Akouos and its subsidiary;

•	absence of violations of organizational documents, applicable laws and contracts as a result of the Transactions, including the Offer and the Merger;

•	required consents, approvals and filings as a result of the Transactions, including the Offer and the Merger;

•	timely filing of SEC filings, accuracy and completeness of the SEC filings and absence of certain SEC investigations;

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preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”), maintenance of system of internal control over financial reporting and disclosure controls and the absence of off-balance sheet arrangements;

•	absence of certain undisclosed liabilities;

•	absence of certain changes and events since June 30, 2022;

•	compliance with law;

•	owned and leased tangible assets and real property;

•	tax matters;

•	material contracts and commitments;

•	intellectual property rights;

•	absence of material litigation;

•	insurance matters;

•	employee benefit plan matters;

•	environmental matters;

•	employment and labor matters;

•	compliance with health law and regulations of the applicable regulatory agencies that are applicable to Akouos and its product candidates and possession of necessary permits;

•	compliance with privacy laws;

•	compliance with anti-corruption and money laundering laws, trade controls and sanctions;

•	financial advisors and brokers;

•	absence of anti-takeover agreements or plans and exemption from the takeover laws of Delaware, including Section 203 of the DGCL;

•	receipt of fairness opinion from the financial advisor;

•	no vote required or stockholder consents needed to authorize the Merger Agreement or for the consummation of the Transactions; and

•	absence of certain affiliate transactions.

Certain of Akouos’s representations and warranties in the Merger Agreement refer to, and are qualified by. the concept of “Company Material Adverse Effect.”

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence or other matter that, (x) would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets and liabilities (taken as a whole), operations, or results of operations of Akouos and its subsidiary, taken as a whole, or (y) prevents the ability of Akouos to consummate the Transactions on or before the Outside Date; however, for purposes of clause (x), any changes, effects, events, inaccuracies, occurrences, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred:

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matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which Akouos and its subsidiary, taken as a whole, operate, except to the extent such matters have a materially disproportionate adverse effect on Akouos and its subsidiary, taken as a whole, relative to the impact on other companies in the industry in which Akouos and its subsidiary, taken as a whole, operate;

•	the announcement of the Merger Agreement or the Transactions;

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any change in the market price or trading volume of the Shares; however, this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause;

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acts of war or terrorism (including cyberattacks and computer hacking), national emergencies, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing), except to the extent such matters have a materially disproportionate adverse effect on Akouos and its subsidiary, taken as a whole, relative to the impact on other companies in the industry in which Akouos and its subsidiary, taken as a whole, operate;

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changes in laws or regulations, or the authoritative interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on Akouos and its subsidiary, taken as a whole, relative to the impact on other companies in the industry in which Akouos and its subsidiary, taken as a whole, operate;

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the performance of the Merger Agreement and Transactions, including compliance with covenants set forth therein (excluding the requirement that Akouos and its subsidiary operate in the ordinary course of business), or any action taken or omitted to be taken by Akouos or its subsidiary at the express request or with the prior written consent of Lilly or Purchaser;

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any adverse safety event, adverse regulatory development or other adverse development relating to or affecting Akouos’s or its subsidiary’s manufacturing process, clinical trials, product candidates or development timelines, except for any such events of developments arising (1) from fraud or (2) if the U.S. Food and Drug Administration (“FDA”) issues one or more orders that impose a clinical hold on the investigation of Akouos’s product candidate known as AK-OTOF, the result of which would be reasonably be likely to result in a termination of, or delay of 18 months or more in dosing patients in, such product;

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the initiation or settlement of any legal proceedings commenced by or involving (A) any governmental authority in connection with the Merger Agreement or the Transactions or (B) any holder of Shares (on their own or on behalf of Akouos or its subsidiary) arising out of or related to the Merger Agreement or the Transactions;

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matters expressly disclosed on Akouos’s disclosure schedules or in Akouos’s SEC Documents (as defined in the Merger Agreement) solely to the extent the effects or consequences thereof were known or reasonably foreseeable by Lilly; or

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any failure by Akouos to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; however, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless expressly excluded under another clause.

In the Merger Agreement, Lilly and Purchaser have made representations and warranties to Akouos with respect to:

•	corporate organization and good standing of Lilly and Purchaser;

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corporate authority of Lilly and Purchaser to enter into the Merger Agreement and the CVR Agreement and to consummate the Transactions, and the due execution and delivery of the Merger Agreement and, when executed and delivered, the CVR Agreement;

•	absence of violations of organizational documents or applicable laws as a result of the Transactions, including the Offer and the Merger;

•	required consents and approvals and filings as a result of the Transactions, including the Offer and the Merger;

•	absence of litigation resulting from the Transactions;

•	financial advisors and brokers;

•	operation of Purchaser;

•	no ownership of the Shares of Akouos;

•	no vote or consent to approve the Offer or the Merger;

•	sufficiency of funds to consummate the Transactions, including the Offer and the Merger;

•	solvency;

•	investigation by Lilly and Purchaser of Akouos; and

•	disclosure of agreements between Lilly, Purchaser or any affiliate of Lilly, on the one hand, and any member of the Akouos Board or officers or employees of Akouos, on the other hand.

Certain of Lilly and Purchaser representations and warranties in the Merger Agreement refer to, and are qualified by, the concept of “Purchaser Material Adverse Effect.” “Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Lilly or Purchaser to timely perform its obligations under the Merger Agreement or to timely consummate the Transactions.

The representations and warranties of Lilly, Purchaser and Akouos contained in the Merger Agreement will terminate and expire at the Effective Time.

Covenants of Akouos. Except (i) as set forth in Akouos’s disclosure schedules, (ii) as required by applicable law, (iii) as expressly permitted by the Merger Agreement, (iv) any action taken, or omitted to be taken, in each case, that is reasonably necessary to comply with any directives, guidelines or recommendations promulgated by any governmental authority in connection with or in response to COVID-19 (however, Akouos will keep Lilly reasonably informed and consult with Lilly prior to the implementation of any such action or omission) or (v) with Lilly’s prior written consent (which will not be unreasonably delayed, withheld or conditioned), from the date of the Merger Agreement until the earlier of the Acceptance Time or the date the Merger Agreement is terminated, Akouos will, and will cause its subsidiary to, use commercially reasonable efforts (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization and keep available the services of its current officers, employees and consultants and (C) to preserve its relationships with customers, suppliers, partners, licensors, licensees, distributors, governmental authorities and others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date.

During the same time period, Akouos has also agreed (subject to exemptions (i), (ii), (iii) and (v) listed in the preceding paragraph) not to:

(i)

authorize, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its securities or directly or indirectly redeem, repurchase, split, combine, subdivide or otherwise acquire or reclassify any of its securities, subject to certain exceptions;

(ii)	issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of any Akouos securities, subject to certain exceptions;

(iii)

except as required by the terms of an employee benefit plan of Akouos in effect as of the date of the Merger Agreement, (A) increase or decrease the wages, salary or other compensation or benefits with respect to any of Akouos’s or its subsidiary’s officers, directors, employees or other individual service providers, (B) pay or award, or commit to pay or award, any bonuses, commissions or other incentive compensation or severance or separation payments or benefits, (C) accelerate any rights or benefits, or the vesting or funding of any payments or benefits, under any Akouos employee benefit plan, (D) establish, adopt, enter into, modify, amend in any material respect or terminate any employee benefit plan or any collective bargaining agreement or contract with any labor union, trade organization or other employee representative body applicable to Akouos or its subsidiary, or (E) hire, engage, terminate (without cause), furlough, or temporarily lay off, any employee with annual compensation in excess of $250,000 or any individual independent contractor or consultant with annual compensation in excess of $150,000;

(iv)

waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(v)

amend, or propose to amend, its organizational documents (including by merger, consolidation or otherwise) or adopt a stockholders’ rights plan, or enter into any agreement with respect to the voting of its securities;

(vi)

effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its securities;

(vii)	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Akouos (other than the Merger);

(viii)

subject to clause (xi) below, make any capital expenditures that are individually or in the aggregate in excess of $100,000 above amounts indicated in the capital expenditure budget set forth in Akouos’s disclosure schedules;

(ix)

acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any other person, by purchase of stock, securities or assets, or enter into any joint venture, legal partnership, strategic alliance, limited liability company or similar arrangement with any third person in any one transaction or series of related transactions, subject to certain exceptions;

(x)

(A) incur, assume, become liable for, or materially modify the terms of (including by extending the maturity date thereof) any indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Akouos or its subsidiary, or enter into any agreement or arrangement having the economic effect of any of the foregoing, (B) make any loans or advances to any other person (other than to employees and other service providers for business and travel expenses in the ordinary course of business), (C) make any capital contributions to, or investments in, any other person or (D) repurchase, prepay, refinance or otherwise reduce or materially change the commitments of any indebtedness, in each case, in an amount greater than $100,000;

(xi)

sell, transfer, license, assign, mortgage, encumber, lease (as lessor), subject to any lien (other than permitted liens) or otherwise abandon, withdraw or dispose of, in a single transaction or a series of related transactions, any tangible assets with a fair market value in excess of $100,000 in the aggregate;

(xii)	sell, assign, license or otherwise encumber or transfer any of Akouos’s intellectual property, subject to certain exceptions;

(xiii)	abandon, cancel, fail to renew or permit to lapse any of Akouos’s material registered intellectual property, subject to certain exceptions;

(xiv)

disclose to any third party any material trade secret included in Akouos’s intellectual property other than pursuant to a non-disclosure agreement restricting the disclosure and use of such trade secret, subject to certain exceptions;

(xv)	commence, pay, discharge, settle, compromise or satisfy any litigation that is unrelated to the Transactions, other than solely for monetary consideration not to exceed $500,000;

(xvi)

change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or tax accounting methods or practices in any respect, except as required by GAAP or other applicable laws;

(xvii)

(A) make, change or revoke any material tax election with respect to Akouos or its subsidiary, (B) file any material amended tax return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), tax allocation agreement or tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to taxes) relating to or affecting any material tax liability of Akouos or its subsidiary, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax with respect to Akouos or its subsidiary, or (E) settle or compromise any material tax liability or tax refund claim with respect to Akouos or its subsidiary;

(xviii)

waive, release or assign any material rights or claims under, or enter into, renew, materially amend, materially modify, exercise any material options or material rights of first offer or refusal under or terminate, certain of Akouos’s contracts, subject to certain exceptions;

(xix)	abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material permits;

(xx)	enter into a research or collaboration arrangement that contemplates payments by or to Akouos or its subsidiary in excess of $250,000 in any 12-month period;

(xxi)	amend, cancel or terminate any material insurance policy naming Akouos or its subsidiary as an insured, a beneficiary or a loss payable payee without obtaining substitute insurance coverage;

(xxii)	enter into any new material line of business;

(xxiii)

commence any clinical study of which Lilly has not been informed prior to the date of the Merger Agreement or, unless mandated by any governmental authority, discontinue, terminate or suspend any ongoing clinical study;

(xxiv)	enter into certain affiliate transactions; and

(xxv)	authorize, agree or commit to take any of the actions described in clauses (i) through (xxiii) above.

Access to Information. From and after the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement in accordance with its terms, Akouos will, and will cause its subsidiary to, upon reasonable advance notice (i) give Lilly and Purchaser and their respective representatives reasonable access during normal business hours to relevant employees and facilities and to relevant books, contracts and records of Akouos and its subsidiary, (ii) permit Lilly and Purchaser to make such non-invasive inspections as they may reasonably request and (iii) cause its officers to furnish Lilly and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of Akouos and its subsidiary as may be reasonably requested by Lilly or Purchaser, subject to certain exceptions.

Acquisition Proposals. Akouos will not, and will cause its directors and officers not to, and will instruct its employees, investment bankers, financing sources, financial advisors, attorneys, accountants and other advisors agents or representatives (collectively, with directors and officers, “Representatives”) not to:

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initiate, solicit or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitute or would reasonably be expected to lead to an Acquisition Proposal (as described below);

•	engage in, enter into or participate in any discussions or negotiations with any person with respect to an Acquisition Proposal; or

•

provide any non-public information to, or afford access to the business properties, assets, books or records of Akouos and its subsidiary to, any person (other than Lilly, Purchaser or any designees of Lilly and Purchaser) in connection with any Acquisition Proposal.

Akouos will, and will cause its directors and officers to and will direct its other Representatives to, (i) immediately cease any solicitation, discussions or negotiations with any person (other than Lilly, Purchaser, or any designees of Lilly and Purchaser) with respect to any Acquisition Proposal, (ii) request in writing the prompt return or destruction of all confidential information provided by or on behalf of Akouos or its subsidiary to any such person and (iii) terminate access to any data rooms relating to a possible Acquisition Proposal. Notwithstanding the foregoing, Akouos and its Representatives may, solely in response to an inquiry or proposal that did not result from a material breach of the Merger Agreement, seek to clarify and understand any inquiry or proposal made by any person solely if and to the extent necessary to determine whether such inquiry or proposal constitutes an Acquisition Proposal and inform such person that has made, or to the knowledge of Akouos, is considering making an Acquisition Proposal of the terms of the Merger Agreement regarding Acquisition Proposals.

Notwithstanding any provision of the Merger Agreement, if at any time following the date of the Merger Agreement and prior to the Acceptance Time (i) Akouos has received a written Acquisition Proposal that did not, directly or indirectly, result from a material breach of the acquisitions proposal section of the Merger Agreement and (ii) the Akouos Board or a committee thereof determines, in good faith, after consultation with outside counsel and a financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal (as described below), then Akouos may (A) furnish information with respect to Akouos to the person making such Acquisition Proposal and its Representatives and (B) participate in discussions with such person and its Representatives regarding such Acquisition Proposal; however, Akouos may only take the actions described in the foregoing clauses (A) or (B) if the Akouos Board determines in good faith, after consultation with outside counsel, that the failure to take any such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable law; however, (x) Akouos will not, and will instruct its Representatives not to, disclose any material non-public information to such person unless Akouos has, or first enters into, a confidentiality agreement with such person with terms governing confidentiality that, taken as a whole, are not materially less restrictive or materially more favorable to the other person than those contained in the Confidentiality Agreement (as defined below), and does not prohibit Akouos from providing any information to Lilly in accordance with its non-solicitation obligations or otherwise prohibit Akouos from complying with its non-solicitation obligations, and (y) Akouos will, concurrently or as promptly as reasonably practicable thereafter, and in any event within one business day, provide or make available to Lilly any material non-public information concerning Akouos provided or made available to such other person that was not previously provided or made available to Lilly and Purchaser.

Akouos will not, directly or indirectly, release any person from, waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which Akouos is a party;

however, if the Akouos Board determines in good faith, after consultation with its outside counsel that the failure to take such action would be, or would reasonably expected to be, inconsistent with its fiduciary duties under applicable law, Akouos may waive any such standstill provision solely to the extent necessary to permit the applicable person (if such person has not been solicited in breach of Akouos’s non-solicitation obligations) to make, on a confidential basis to the Akouos Board, an Acquisition Proposal, conditioned upon such person agreeing that Akouos will not be prohibited from providing any information to Lilly in accordance with, and otherwise complying with the terms of the acquisition proposals section of, the Merger Agreement.

Akouos will promptly (and in any event within one business day) notify Lilly in writing of the receipt of an Acquisition Proposal, inquiry, request for information or other indication by any person that it is considering making an Acquisition Proposal. Akouos will provide Lilly promptly the material terms and conditions of any such inquiry or Acquisition Proposal (including any subsequent amendments, modifications or supplements thereto), together with copies of all material written proposals or offers related thereto, and the identity of the person making any such inquiry or Acquisition Proposal, and will keep Lilly reasonably informed of any material developments regarding any Acquisition Proposal (including any changes to the material terms thereof).

Subject to the terms and conditions of the Merger Agreement, the Akouos Board and each committee thereof will not approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit Akouos to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, license agreement, merger agreement, joint venture agreement, partnership agreement, collaboration agreement, revenue-sharing agreement or similar definitive agreement (other than a confidentiality agreement) relating to or that would reasonably be expected to lead to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or take any of the following actions:

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the withdrawal, qualification or modification (in a manner adverse to Lilly or Purchaser) of the Akouos Board’s recommendation that holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Akouos Board Recommendation”) or the public announcement of any proposal to withdraw, qualify or modify (in a manner adverse to Lilly or Purchaser) the Akouos Board Recommendation (or any resolution or agreement to take any such action);

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the failure by Akouos, within 10 business days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a person other than Lilly or any of its affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that holders of the Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer;

•	the adoption, endorsement, approval or recommendation (or any public proposal with respect to the same) of any Acquisition Proposal (or any resolution or agreement to take such action);

•	the failure to include the Akouos Board Recommendation in the Schedule 14D-9 when disseminated to holders of Shares pursuant to the terms of the Merger Agreement; or

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the failure by the Akouos Board or a committee thereof to publicly reaffirm the Akouos Board Recommendation within 10 business days of receiving a written request from Lilly to provide such public reaffirmation following receipt by Akouos of a publicly announced Acquisition Proposal; however, Lilly may deliver only one such request with respect to any single Acquisition Proposal (other than with respect to material amendments, modifications or supplements thereto) (any action described in the foregoing clauses being referred to herein as a “Change of Board Recommendation”).

Despite the foregoing and prior to the Acceptance Time:

(i)

Akouos may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement if (A) Akouos receives an Acquisition Proposal that did not, directly or indirectly, result from a material breach of the acquisition proposals section of the Merger Agreement, and that the Akouos Board or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior

Proposal, (B) Akouos has notified Lilly in writing that it intends to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement, and (C) no earlier than the end of the Notice Period (as defined below), the Akouos Board or any committee thereof determines in good faith that the Acquisition Proposal that is subject of the notice delivered pursuant to the acquisition proposals section of the Merger Agreement continues to constitute a Superior Proposal and that the failure to terminate the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to the Merger Agreement that Lilly has irrevocably committed to make during the Notice Period;

(ii)

the Akouos Board or a committee thereof may make a Change of Board Recommendation if (A) Akouos receives an Acquisition Proposal that did not, directly or indirectly, result from a material breach of the acquisition proposals section of the Merger Agreement, and the Akouos Board or a committee thereof determines in good faith, after consultation with outside counsel, that the Acquisition Proposal constitutes a Superior Proposal, (B) Akouos has notified Lilly in writing that it intends to effect a Change of Board Recommendation and (C) no earlier than the end of the Notice Period, the Akouos Board or a committee thereof determines in good faith that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law and that the Acquisition Proposal that is subject of the notice delivered pursuant to the acquisition proposals section of the Merger Agreement continues to constitute a Superior Proposal, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to the Merger Agreement that Lilly has irrevocably committed to make during the Notice Period; and

(iii)

other than in connection with an Acquisition Proposal, the Akouos Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event (as described below) if (A) Akouos has notified Lilly in writing that it intends to effect a Change of Board Recommendation and (B) no earlier than the end of the Notice Period, the Akouos Board or any committee thereof determines in good faith, after consultation with outside counsel and considering the terms of any proposed amendment or modification to the Merger Agreement that Lilly has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event the Merger Agreement is terminated by Akouos in order to enter into an Alternative Acquisition Agreement in respect of such Superior Proposal, or upon a Change of Board Recommendation, Akouos will pay Lilly the Akouos Termination Fee described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination.”

Nothing contained in the Merger Agreement prohibits (i) the Akouos Board or a committee thereof from (A) taking and disclosing to holders of Shares a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Akouos Board or a committee thereof determines, in good faith, after consultation with outside counsel, that the failure to make such statement reasonably be expected to be inconsistent with its fiduciary duties under applicable law or (ii) Akouos or the Akouos Board from making any disclosure required under the Exchange Act; however, any such action that would otherwise constitute a Change of Board Recommendation will be made only in compliance with the acquisition proposals section of the Merger Agreement (it being understood that: (x) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (y) any disclosure of information to holders of Shares that only describes Akouos’s receipt of an Acquisition Proposal and the operation of the Merger Agreement with respect thereto and contains a statement that the Akouos Board has not effected a Change of Board Recommendation, in each case, will be deemed not to be a Change of Board Recommendation).

“Acquisition Proposal” means any inquiry, offer or proposal made or renewed by a person or group (other than Lilly or Purchaser) relating to any (i) direct or indirect issuance, exchange, purchase or other acquisition (in each case, whether in a single transaction or a series of related transactions) by any person or group, whether from

Akouos or any other person(s), of Shares or other Akouos securities representing more than 20% of Akouos common stock or other voting or equity securities of Akouos outstanding after giving effect to the consummation of such issuance, exchange, purchase or other acquisition, including pursuant to a tender offer or exchange offer by a person or group that, if consummated in accordance with its terms, would result in such person or group beneficially owning more than 20% of Akouos common stock outstanding after giving effect to the consummation of such tender or exchange offer, (ii) direct or indirect purchase, exchange, transfer or other acquisition (including by license, partnership, collaboration, distribution, disposition or revenue-sharing arrangement) (in each case, whether in a single transaction or a series of related transactions) by any person or group, or stockholders of any such person or group, of more than 20% of the consolidated total assets (including through the acquisition of stock in its subsidiary) of Akouos and its subsidiary, taken as a whole, or (iii) merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction (in each case, whether in a single transaction or a series of related transactions) involving Akouos or its subsidiary pursuant to which any person or group, or stockholders of any such person or group (other than Akouos), would hold Shares or other Akouos securities representing more than 20% of Akouos common stock or other Akouos securities outstanding after giving effect to the consummation of such transaction.

“Superior Proposal” means any written bona fide (as reasonably determined by the Akouos Board in good faith) Acquisition Proposal received after the date of the Merger Agreement that did not, directly or indirectly, result from a material breach of the acquisition proposals section of the Merger Agreement (except (i) the references in the definition thereof to “20%” will be replaced by “50%” and (ii) a non-exclusive license or other non-exclusive rights with respect to an asset will not be deemed a purchase, exchange, transfer or other acquisition of such asset) that the Akouos Board or a committee thereof has determined in good faith, after consultation with outside counsel and its independent financial advisor, is superior to the Acquisition Proposal reflected in the Merger Agreement, taking into account all of the terms and conditions (including all of the financial, regulatory, financing, conditionality, legal and other terms, as well as the likelihood of consummation thereof) and all other aspects of such Acquisition Proposal (including any changes to the terms of the Merger Agreement proposed by Lilly).

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter material to Akouos that was not known to the Akouos Board or any committee thereof on the date of the Merger Agreement (or if known, the consequences of which were not known to the Akouos Board or any committee thereof as of the date of the Merger Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Akouos Board or any committee thereof prior to the Acceptance Time; however, in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; however, in no event will any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, (ii) changes (including changes of applicable law) or conditions generally affecting the industry in which Akouos and its subsidiary, taken as a whole, operate or (iii) Akouos’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period.

“Notice Period” means the period beginning at 5:00 p.m., Eastern Time, on the day of delivery by Akouos to Lilly of a notice regarding an Acquisition Proposal delivered pursuant to the Merger Agreement (even if such notice is delivered after 5:00 p.m., Eastern Time) and ending on the fourth business day thereafter at 5:00 p.m., Eastern Time; however, with respect to any material change in the financial terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m., Eastern Time, on the second business day after delivery of such revised notice; however, if fewer than five business days remain prior to the scheduled Expiration Time and Purchaser has not extended the Offer pursuant to the terms of the Merger Agreement, the Notice Period will be the period beginning upon delivery by Akouos to Lilly of such a notice and ending twenty-four (24) hours thereafter. During the Notice Period, if requested by Lilly, Akouos is obligated to negotiate in good faith with Lilly regarding potential changes to the Merger Agreement in such a manner that would eliminate the need for a Change of Board Recommendation or termination of the Merger Agreement in accordance with its terms.

Employee Matters. Lilly will, and will cause the Surviving Corporation to, for a 12-month period following the Closing Date (or, if earlier, until the termination date of a Current Employee, as defined below), maintain for each individual employed by Akouos or its subsidiary at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Lilly or the Surviving Corporation (i) base compensation and a target annual cash incentive compensation opportunity at least as favorable, in the aggregate, as those provided by Akouos to the Current Employees as of immediately prior to the Effective Time (taking into account any compensation adjustments permitted under the Merger Agreement or Akouos’s disclosure schedules; however, such Current Employee’s base compensation for the 12 months following the Closing Date will not be less than such Current Employee’s base compensation as of immediately prior to the Closing Date (taking into account any compensation adjustments permitted under the Merger Agreement or Akouos’s disclosure schedules)), (ii) benefits that are substantially comparable in the aggregate to those benefits maintained for and provided to the Current Employees (excluding cash incentive opportunities, severance, equity and equity-based awards and change in control-related payments or benefits) and in effect as of immediately prior to the Effective Time (or, to the extent a Current Employee becomes covered by an employee benefit plan or program of Lilly (or one of its affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits maintained for and provided to similarly situated employees of Lilly (or its relevant affiliate)) and (iii) severance benefits that are at least as favorable as the severance benefits set forth in Akouos’s disclosure schedules, subject in the case of clause (iii) to such Current Employee’s execution of a general release of claims in favor of the Surviving Corporation, Lilly and related persons in a customary form as provided by Lilly.

Lilly will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to Akouos or its subsidiary prior to the Effective Time to be taken into account with respect to employee benefit plans of Lilly and the Surviving Corporation which provide benefits for vacation, paid time-off, severance or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent and for the same purpose as such service was taken into account under the corresponding Company Plan (as defined in the Merger Agreement) immediately prior to the Effective Time; however, the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population or (iii) to the extent such service would not be credited to similarly situated employees of Lilly or its affiliates. Without limiting the generality of the foregoing, for the plan year in which the Effective Time occurs, Lilly will, or will cause the Surviving Corporation to, use commercially reasonable efforts to waive for the Current Employees any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any health plan of Lilly or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated immediately prior to the Effective Time.

If requested by Lilly, Akouos will, at least one day prior to the Effective Time, (i) adopt written resolutions (or take other necessary and appropriate actions) to terminate each Company Plan intended to be qualified under Section 401(a) of the Code (the “401(k) Plan”), (ii) cease all contributions to the 401(k) Plan for any compensation paid after such termination date, and (iii) fully vest all participants under the 401(k) Plan, with such termination, cessation and vesting to be effective no later than the day preceding the Effective Time.

No provision of the Merger Agreement (i) prohibits Lilly, Purchaser or the Surviving Corporation from amending, modifying or terminating any individual Company Plan or any other benefit or compensation plan, program, contract, agreement, policy or arrangement in a manner that does not conflict with or contravene the obligations of Lilly, Purchaser, the Surviving Corporation or any of their respective affiliates under the employment and employee benefits matters provisions of the Merger Agreement, (ii) requires Lilly, Purchaser or the Surviving Corporation to keep any person employed or otherwise providing services for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company Plan or any other benefit or compensation plan, program, contract, agreement, policy or arrangement or (iv) confers on any Current Employee or any other person (including any beneficiary or dependent thereof) not a party to the Merger Agreement any third-party beneficiary or similar rights or remedies.

Directors’ and Officers’ Indemnification and Insurance. To the extent permitted by applicable law, Lilly and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of present and former directors, officers and employees of Akouos and its subsidiary than are currently provided in Akouos’s certificate of incorporation and bylaws, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six years from the Effective Time. Lilly will cause the Surviving Corporation to indemnify each current (as of the Effective Time) or former director or officer of Akouos and its subsidiary (together with each such person’s heirs, executor, administrators or affiliates) against all obligations and expenses incurred in connection with any proceeding arising out of the fact that the Indemnified Party (as defined in the Merger Agreement) is or was an officer, director, employee, affiliate, fiduciary, or agent of Akouos or of another entity if such service was at the request of Akouos (whether asserted or claimed prior to, at, or after the Effective Time). Akouos may, following good faith consultation with Lilly and, if requested by Lilly, utilizing Lilly’s insurance broker, purchase a six-year “tail” prepaid policy (effective from the Effective Time) on the directors’ and officers’ liability insurance policies maintained at such time by Akouos. However, the Surviving Corporation will not be required to pay an aggregate premium for such insurance policies in excess of 350% of the last annual premium paid by Akouos for such coverage. Lilly will cause such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; however, neither Lilly nor the Surviving Corporation will be required to pay an aggregate premium for such insurance policies in excess of 350% of the last annual premium paid by Akouos for such coverage; however, if the aggregate premium of such insurance exceeds such amount, the Surviving Corporation will be obligated to obtain the maximum amount of coverage available for such amount. In addition, if the Surviving Corporation (or its successors or assigns) consolidate with or merge into any other entity or transfer all or a majority of its assets the proper provision will be made so that the successors or assigns of the Surviving Corporation assume these indemnification obligations.

Further Action; Efforts. Prior to the Effective Time, subject to the terms of the Merger Agreement, each of Lilly, Purchaser and Akouos will use reasonable best efforts to do all things necessary, proper or advisable under applicable laws to consummate the Offer, the Merger and Transactions as promptly as practicable and, in any event, by or before the Outside Date, including to (i) make an appropriate filing of a notification and report form pursuant to the Hart-Scott-Rodino Improvements Act of 1976, as amended (the “HSR Act”), and all other filings required pursuant to applicable foreign Antitrust Laws (as defined below) as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (which, in the case of the notification and report form pursuant to the HSR Act, such filing will be within 10 business days from the date of the Merger Agreement, unless otherwise agreed by Akouos and Lilly in writing) and (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law.

Lilly, Purchaser and Akouos will consult and cooperate with one another, and provide to the each other in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of Lilly, Purchaser or Akouos in connection with proceedings relating to any Antitrust Laws. In addition, Lilly will, and will cause each of its subsidiaries and affiliates to:

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use its reasonable best efforts to obtain any consents, clearances or approvals required under or in connection with the HSR Act, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition (collectively, “Antitrust Laws”);

•	enable all waiting periods under applicable Antitrust Laws to expire; and

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avoid or eliminate impediments under applicable Antitrust Laws asserted by any governmental authority, in each case, to cause the Merger to occur as promptly as practicable and, in any event, by or before the Outside Date, including (i) promptly complying with any requests for additional information (including any second request) by any governmental authority and (ii) contesting and defending any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment, or promulgation thereof.

Furthermore, Lilly will not take, and will cause each of its subsidiaries to not take, any action or omit to take any action that would reasonably be expected to materially delay or prevent consummation of the Transactions. Notwithstanding anything to the contrary in the Merger Agreement, neither Lilly nor any of its affiliates will have any obligation offer, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any or all of the capital stock, assets, equity holdings, rights, products, or businesses of Lilly or any of its subsidiaries (including the Surviving Corporation), or any other restrictions on the activities of Lilly or any of its subsidiaries (including the Surviving Corporation); however, Lilly will take such actions with respect to Akouos (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to obtain required clearances or waiting period expirations or terminations as may be required under the HSR Act or any Antitrust Laws by or before the Outside Date and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits to be derived by Lilly and its affiliates as a result of the Transactions. In addition, Akouos will not offer or commit to take any of such actions without Lilly’s prior written consent, which includes taking or committing to take actions that limit Lilly or any of its subsidiaries (including the Surviving Corporation), as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, employees or assets of Akouos. Neither Lilly nor Akouos will enter into any agreement with a governmental authority not to consummate or to delay consummation of the Transactions without the prior written consent of the other party.

Lilly, Purchaser and Akouos will use their commercially reasonable efforts to obtain any required third-party consents or waivers with respect to any contracts to which it is a party; however, Akouos will not be required to pay, prior to the Effective Time, any consideration, or make any other accommodation, to any third party to obtain any consent or waiver required with respect to any such contract.

Approval of Compensation Actions. The compensation committee of the Akouos Board has taken all such actions as may be required to approve, as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2022 and prior to the Acceptance Time that have not already been so approved.

Stockholder Litigation. Akouos will promptly notify Lilly of any litigation relating to the Merger Agreement and the Transactions against Akouos, its subsidiary or any of its or their directors or officers. Lilly will have the right to participate in such litigation, Akouos will consult with Lilly (which advice Akouos will consider in good faith) regarding the defense or settlement of any such litigation, and Akouos will not settle any stockholder litigation without the prior written consent of Lilly, subject to certain exceptions. Akouos will notify Lilly promptly of the commencement or written threat of any proceedings of which it has received notice or become aware and keep Lilly promptly and reasonably informed regarding any such proceedings.

Other Covenants and Agreements. The Merger Agreement contains certain other covenants and agreements, including covenants described below:

•	Lilly and Akouos will obtain the approval of the other party prior to making any public statement relating to the Transactions, subject to certain exceptions.

•

Lilly will not, and will cause each of its subsidiaries to not, enter into any definitive agreement in respect of an acquisition of a business, person or assets related to hearing or inner ear disorders, in each case, that would reasonably be expected to, individually or in the aggregate, result in any Offer Conditions or the conditions to the Merger not being satisfied or prevent, materially delay, or materially impede the ability of Lilly and Purchaser to consummate the Offer, the Merger, or the Transactions.

•

Between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, Akouos and its subsidiary will use commercially reasonable efforts to make available to Lilly and its Representatives, as and to the extent reasonably requested by Lilly, complete and accurate copies of (a) all material clinical and preclinical data relating to each product candidate and (b) all material written correspondence between Akouos or its subsidiaries, on the one hand, and the applicable governmental authorities, on the other hand, relating to any product candidate, in the case of each of clauses (a) and (b) above, that comes into Akouos’s or its subsidiary’s possession or control during such time period promptly after Akouos obtains such possession or control and subject to the limitations set forth in the access to information section of the Merger Agreement. Akouos will, and will cause its subsidiary to, and will direct its and their Representatives to, reasonably consult and cooperate with Lilly as and to the extent requested by Lilly, and consider in good faith the views of Lilly in connection with any material FDA communications (including meetings or teleconferences) relating to clinical and preclinical trials related to any product candidate; however, if Lilly does not reply to Akouos’s consultation efforts promptly (and in any event within one business day or such shorter period as circumstances may require), then Akouos will be permitted to communicate with the FDA without such consultation and cooperation.

•	Lilly and Purchaser have no right to control or direct Akouos’s operations prior to the Effective Time.

•	Prior to the Effective Time, Akouos will convert all investment securities to cash and cash equivalents.

•

At or prior to the Effective Time, Akouos will terminate, or cause to be terminated, certain contracts to which it is party, with such terminations becoming effective no later than as of the Effective Time.

Conditions of Merger. The respective obligations of each of Lilly, Purchaser and Akouos to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(i)

No order, injunction or degree issued by any governmental authority of competent jurisdiction preventing the consummation of the Merger will be in effect. No statute, rule, regulation, order, injunction or decree will have been enacted, entered, promulgated or enforced (and still be in effect) by any governmental authority that prohibits or makes illegal the consummation of the Merger; and

(ii)	Purchaser will have irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, as follows:

•	by mutual written consent of Lilly and Akouos;

•	by either Lilly or Akouos if:

•

any court of competent jurisdiction or other governmental authority has issued a final order, decree or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling, or other action has become final and non-appealable; however, Lilly, Purchaser or Akouos cannot terminate the Merger Agreement under the circumstances described in this sub-bullet if the issuance of such order, decree, ruling or other action is primarily attributable to the failure on the part of such party to comply with its obligations under the Merger Agreement in any material respect, including the regulatory covenant of the Merger Agreement; or

•

the Acceptance Time has not occurred on or prior to the Outside Date; however, if as of such date, the Antitrust Condition (as defined in Section 15 — “Conditions of the Offer”) is not satisfied, then the Outside Date will automatically be extended until the date that is 180 days after the date of the Merger Agreement (and such date will then be the Outside Date); however, this termination right is not available to any party if the failure of the Acceptance Time to occur prior to the Outside Date is primarily attributable to the failure on the part of such party to comply in any material respect with its obligations under the Merger Agreement, including the “Further Action; Efforts” section of the Merger Agreement (any termination under the circumstances described in this sub-bullet, an “Outside Date Termination”).

by Akouos:

•

if (i) Purchaser fails to timely commence the Offer in violation of the Merger Agreement (other than due to a violation by, Akouos of certain specified obligations under the Merger Agreement), (ii) the Offer has expired or has been terminated, without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer (subject to the rights of Lilly or Purchaser to extend the Offer) (the “Failure to Accept Tender Termination”), (iii) Purchaser, in violation of the terms of the Merger Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer or (iv) there has been a breach of any covenant or agreement made by Lilly or Purchaser in the Merger Agreement, or any representation or warranty of Lilly or Purchaser is inaccurate or becomes inaccurate after the date of the Merger Agreement, and such breach or inaccuracy would give rise to a material adverse effect on the ability of Lilly or Purchaser to timely perform its obligations under the Merger Agreement or timely consummate the Transactions, and such breach or inaccuracy is not capable of being cured within 30 days following receipt by Lilly or Purchaser of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; or

•

in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the acquisition proposals section of the Merger Agreement; however, promptly following such termination, Akouos enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays to Lilly the termination fee due pursuant to the Merger Agreement (any termination under the circumstances described in this sub-bullet, a “Superior Proposal Termination”).

by Lilly if:

•

(i) Purchaser has complied with the terms of the Offer provisions of the Merger Agreement and, due to the failure of an Offer Condition to be satisfied, the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer or (ii) there has been a breach of any covenant or agreement made by Akouos in the Merger Agreement, or any representation or warranty of Akouos is inaccurate or becomes inaccurate after the date of the Merger Agreement and such breach or inaccuracy gives rise to the failure of the Representations Condition and the Compliance Condition (as defined below), and such breach or inaccuracy is not capable of being cured within 30 days following receipt by Akouos of written notice in that respect or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period (any termination under the circumstances described in clause (i) or (ii) of this sub-bullet, a “Breach of Covenant Termination”); or

•

the Akouos Board or any committee thereof effects a Change of Board Recommendation (any termination under the circumstances described in this sub-bullet, a “Change of the Board Recommendation Termination”).

Effect of Termination. If the Merger Agreement is terminated pursuant to the termination sections of the Merger Agreement, the Merger Agreement (other than certain specified sections) will become void and of no effect with no liability on the part of Lilly, Purchaser or Akouos (or any of their respective Representatives); however, except in a circumstance where the termination fee is paid by Akouos pursuant to the terms of the termination sections of the Merger Agreement, no such termination will relieve any person of any liability for damages resulting from a material breach of the Merger Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of the Merger Agreement, including with respect to the making of a representation in the Merger Agreement, or would constitute fraud. Lilly will cause the Offer to be terminated immediately after any termination of the Merger Agreement.

Akouos will pay Lilly a termination fee of $17,547,178 (the “Akouos Termination Fee”) in the event that:

(i)	the Merger Agreement is terminated by Akouos in the event of a Superior Proposal Termination;

(ii)	the Merger Agreement is terminated by Lilly in the event of a Change of the Board Recommendation Termination; or

(iii)

(A) the Merger Agreement is terminated by either Lilly or Akouos pursuant to the Outside Date Termination (but in the case of a termination by Akouos, only if at such time Lilly would not be prohibited from terminating the Merger Agreement), by Lilly pursuant to the Breach of Covenant Termination or by Akouos pursuant to the Failure to Accept Tender Termination, (B) any person has publicly disclosed an Acquisition Proposal (which has not been irrevocably withdrawn without consultation with Akouos) after the date of the Merger Agreement and prior to such termination and (C) within 12 months after such termination, Akouos enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal (and the transactions contemplated by such Acquisition Proposal are subsequently consummated before or after the expiration of such 12-month period) or the Acquisition Proposal is consummated (however, in the case of clause (C), “Acquisition Proposal” will have the meaning set forth above under “Acquisition Proposals,” except that references to 20% in the definition will be replaced by reference to 50%).

Any payment of the Akouos Termination Fee required to be made (1) pursuant to clause (i) above will be paid concurrently with such termination, (2) pursuant to clause (ii) above will be paid no later than two business days after that termination and (3) pursuant to clause (iii) above will be payable to Lilly upon consummation of the transaction referenced therein. Akouos will not be required to pay the Akouos Termination Fee more than once.

In the event the Akouos Termination Fee payable pursuant to the above is paid to Lilly, Lilly’s receipt of the Akouos Termination Fee is the sole and exclusive remedy of Lilly and Purchaser in respect of any breach of, or inaccuracy contained in, Akouos’s covenants, agreements, representations, or warranties in the Merger Agreement, and none of Lilly, Purchaser, any of their respective affiliates or any other person will be entitled to bring or maintain any other litigation against Akouos or its affiliates or any Representatives of Akouos or any of its affiliates arising out of the Merger Agreement, the Transactions or any matters forming the basis for such termination; however, Akouos will not be relieved from liability for damages arising from an intentional breach of the covenants in the Merger Agreement described herein under — “ Acquisition Proposals.”

If Akouos fails to promptly pay the Akouos Termination Fee when due and, Lilly or Purchaser commences a suit in order to collect such payment that results in a judgment against Akouos for the amount of the Akouos Termination Fee, Akouos will pay to Lilly or Purchaser interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Specific Performance. Lilly, Purchaser and Akouos have agreed that, in the event of any breach of the Merger Agreement, irreparable harm would occur that monetary damages could not make whole. Lilly, Purchaser and Akouos further agreed that they will be entitled to specific performance in addition to any other remedy to which they are entitled at law or in equity.

Expenses. Except as otherwise provided therein, each of Lilly, Purchaser and Akouos will bear its own expenses in connection with the Merger Agreement and the Transactions.

Amendment and Waiver. The Merger Agreement may not be amended except by an instrument in writing signed by Lilly, Purchaser and Akouos prior to the Acceptance Time. At any time prior to the Acceptance Time, Akouos, on the one hand, and Lilly and Purchaser, on the other hand, may, pursuant to an instrument in writing signed by Lilly, Purchaser and Akouos, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement or any documents delivered pursuant thereto and (c) subject to the requirement of applicable law, waive compliance by the other with any of the agreements or conditions contained in the Merger Agreement, except that the Minimum Tender Condition and Termination Condition may only be waived by Lilly or Purchaser with the prior written consent of Akouos.

Governing Law. The Merger Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law rules of such state. Lilly, Purchaser and Akouos have agreed expressly and irrevocably to submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware (the “Delaware Court”) or if the Delaware Court lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of the Merger Agreement, the Offer, the Merger or the Transactions.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibits (d)(2), (d)(3) and (d)(4) to the Schedule TO and are incorporated herein by reference.

Concurrently with entry into the Merger Agreement, Lilly and Purchaser entered into a (i) Tender and Support Agreement (as it may be amended from time to time, the “Simons Tender and Support Agreement”), dated as of October 17, 2022, with Emmanuel Simons, (ii) Tender and Support Agreement (as it may be amended from time to time, the “5AM Ventures Tender and Support Agreement”), dated as of October 17, 2022, with 5AM Ventures V, L.P. and 5AM Opportunities I, L.P. (collectively, the “5AM Ventures Stockholder”), and (iii) Tender and Support Agreement (as it may be amended from time to time, the “New Enterprise Tender and Support Agreement” and, together with the Simons Tender and Support Agreement and the 5AM Ventures Tender and Support Agreement, the “Tender and Support Agreements”), dated as of October 17, 2022, with New Enterprise Associates 16, L.P. and NEA Ventures 2018, L.P. (collectively, the “New Enterprise Stockholder” and, together with Mr. Simons and the 5AM Ventures Stockholder, the “Supporting Stockholders”). Collectively, as of October 23, 2022, the Supporting Stockholders owned beneficially approximately 25.5% of the outstanding Shares. Lilly and the Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than 10 business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”), other than Akouos stock options that are not exercised during the Support Period (as defined below).

During the period from October 17, 2022 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of stockholders of Akouos, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of Akouos’s stockholders, to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to all of the Subject Shares, (x) against any Acquisition Proposal (other than the Merger), (y) against any change in membership of the Akouos Board that is not recommended or approved by the Akouos Board, and (z) against any other proposed action, agreement or transaction involving Akouos that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the Transactions. During the Support Period, Lilly is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of the Supporting Stockholders’ Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Supporting Stockholders’ Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of the Supporting Stockholders’ Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to any of the Supporting Stockholders’ Subject Shares, (v) deposit or permit the deposit of any of the Supporting Stockholders’ Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Supporting Stockholders’ Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the compliance with the Supporting Stockholders’ obligations thereunder in any material respect, otherwise make any representation or warranty of the Supporting Stockholders therein untrue or incorrect, or have the effect of preventing or disabling the Supporting Stockholders from complying with any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of Akouos, will not, and will direct their representatives, directors and officers involved in the Transactions not to (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal (as defined in the Tender and Support Agreements), (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person with respect to any Acquisition Proposal, (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of Akouos to, any person (other than Lilly, Purchaser, or any designees of Lilly or Purchaser) in connection with any Acquisition Proposal, (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, (v) recommend any other holder of Shares to not tender Shares in the Offer or (vi) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of Akouos, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of Akouos, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of Akouos in the taking of any actions (or failures to act) in his or her capacity as a director or officer of Akouos, or in the exercise of his or her fiduciary duties as a director or officer of Akouos.

The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) written notice of termination from Lilly to the Supporting Stockholder(s) or (iv) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Akouos pursuant to the terms of the Merger Agreement.

CVR Agreement

Each CVR represents a non-tradable contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, as follows:

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with AK-OTOF (as defined below) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally, if such Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on January 1, 2025 and (ii) the termination of the CVR Agreement;

•	$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with a Second Program Product (as defined below) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally, if such Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on January 1, 2027 and (ii) the termination of the CVR Agreement; and

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the earlier to occur of (i) the occurrence of the first human participant being administered with a Registration Study Product (as defined below) in a Phase 3 clinical trial globally and (ii) the receipt of approval of a biologics licensing application by the U.S. Food and Drug Administration for the Registration Study Milestone, if such Milestone is achieved (a) at or prior to 11:59 p.m., Eastern Time, on December 31, 2026 and (b) before the termination of the CVR Agreement; if such Milestone is not achieved at or prior to 11:59 p.m., Eastern Time, on December 31, 2026, such payment will be reduced by 1/24th (or approximately 4.2 cents) and will thereafter be reduced by 1/24th (or approximately 4.2 cents) per calendar month until 12:00 a.m., Eastern Time, on December 1, 2028 (at which point the CVR will expire and no amounts will be payable thereunder).

“AK-antiVEGF” means the adeno-associated viral vector-based gene therapy product candidate being researched or developed by Akouos as of the Closing Date that delivers transgenes encoding a secreted inhibitor of vascular endothelial growth factor to the inner ear for the treatment of patients with vestibular schwannomas.

“AK-OTOF” means the adeno-associated viral vector-based gene therapy product candidate being researched or developed by Akouos as of the Closing Date (and modifications of such product candidate made after the Closing Date, solely to the extent such modifications would not require new IND-enabling toxicology studies for such modified product candidate), that delivers transgenes encoding OTOF to hair cells in the cochlea for the treatment of patients with otoferlin gene-mediated hearing loss.

“CVR Products” means AK-OTOF, the Second Program Products and the Registration Study Products, individually or collectively, as context may require.

“Registration Study Product” means any gene therapy product for a monogenic form of sensorineural hearing loss arising from any of the programs of Akouos existing immediately prior to the Closing Date. For the avoidance of doubt, Registration Study Products expressly exclude AK-antiVEGF.

“Second Program Product” means any gene therapy product for a second monogenic form of sensorineural hearing loss arising from any of the programs of Akouos existing immediately prior to the Closing Date. For the avoidance of doubt, Second Program Products expressly exclude AK-OTOF and AK-antiVEGF.

At or prior to such time as Purchaser accepts for purchase the Shares tendered in the Offer after the Expiration Time, Lilly, Purchaser and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be received by Akouos stockholders. Each holder of Shares, including holders of Shares of Restricted Stock, and Shares received in respect of Exercisable Pre-Close Stock Options that were exercised prior to the Last Exercise Date, will be entitled to one CVR for each Share outstanding (i) that Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. Each holder of a Cash-Out Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested, will be entitled to one CVR for each Share subject to such Cash-Out Stock Option. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Lilly, Purchaser or Company or any of their affiliates.

Under the terms of the CVR Agreement, Lilly will, and will cause its subsidiaries, licensees and rights transferees to, use Commercially Reasonable Efforts (as defined below) to achieve each Milestone as promptly as practicable following the Effective Time. However, use of Commercially Reasonable Efforts does not guarantee that Lilly will achieve any Milestone by a specific date or at all. Whether the Milestone required for payment of the Milestone Payment is achieved will depend on many factors, some within control of Lilly and its subsidiaries and others outside the control of Lilly and its subsidiaries. More than one Milestone may be achieved in a given calendar year, but each Milestone may only be achieved once. There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or that any of the payments will be required of Lilly with respect to any Milestone. If a Milestone is not achieved in the applicable timeframe, the associated Milestone Payment will not be due or payable to holders of CVRs and any associated covenants and obligations of Lilly and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement.

“Commercially Reasonable Efforts” means, with respect to a particular task or obligation, a level of efforts that is consistent with the general practice followed by Lilly relating to other pharmaceutical compounds, products or therapies owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life (“Relevant Products”), taking into account issues of safety, tolerability and efficacy, product profile, the competitiveness of other products in development and in the marketplace, supply chain management considerations, the proprietary position of the Relevant Products (including with respect to patent or regulatory exclusivity), the regulatory structure involved, and, with respect to the Registration Study Milestone, the expected profitability of the applicable Relevant Product (including pricing and reimbursement status achieved or expected to be achieved but excluding, in respect of a CVR Product, the obligation to make Milestone Payments under the CVR Agreement), and, in each case, other relevant technical, commercial, legal, scientific or medical factors. For clarity, “Commercially Reasonable Efforts” will be determined on an indication-by-indication, product-by-product and country-by-country basis, and it is anticipated that the level of efforts for different indications, products and countries may differ or change over time, reflecting changes in the status of the products, indications and country(ies) involved.

The CVRs will not be transferable except (a) by will or intestacy upon death of a holder, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor, (c) pursuant to a court order, (d) by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, (f) if the holder is a partnership or limited liability company, by a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act), or (g) to Lilly or Purchaser in connection with the abandonment of such CVR by the applicable holder.

No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs in book-entry position and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will set forth (x) with respect to holders of the Shares that hold such Shares in book-entry form through DTC immediately prior to the Effective Time, one position for Cede & Co. (as nominee of DTC) representing all such Shares that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, and (y) with respect to (A) holders of Shares that hold such Shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to the Depositary by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Depositary, in accordance with the Merger Agreement, (B) holders of Shares (including holders of Restricted Stock) who hold such Shares in book-entry form through Akouos’s transfer agent immediately prior to Effective Time, and

(C) holders of Stock Options (other than Exercisable Pre-Close Stock Options that are not exercised prior to the Last Exercise Date that will terminate as of immediately prior to the closing in accordance with the terms of the Merger Agreement), in each case of clauses (A), (B) and (C), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262 of the DGCL). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information by the Rights Agent.

Holders of CVRs are intended third-party beneficiaries of the CVR Agreement. Furthermore, the CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 50% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment amount has been finally determined and has not been paid within the period contemplated by the CVR Agreement. Additionally, the CVR Agreement provides Lilly and Purchaser the right to amend, without the consent of holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (i) providing for a successor to Lilly or to Purchaser, (ii) adding to the covenants of Lilly and Purchaser for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change the Milestones, the applicable timeframe for expiration of the Milestones or the amount of the Milestone Payment), (v) providing for a successor rights agent and (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs. Lilly or Purchaser may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to your interests as a holder of CVRs if Lilly and Purchaser obtain the written consent of the Acting Holders.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a form of which is filed as Exhibit (d)(5) to the Schedule TO (as defined below) and is incorporated herein by reference.

Confidentiality Agreement

On June 16, 2022, Lilly and Akouos entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which Lilly and Akouos agreed to, for a period of two years from the date of the Confidentiality Agreement, (i) hold in strict confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party for any purpose other than evaluating, negotiating, consummating or advising with respect to a possible transaction with the other party, in each case, subject to certain exceptions. The Confidentiality Agreement includes a customary standstill provision for the benefit of Akouos that expires on June 16, 2023 and permits Lilly to privately and confidentially approach the chairman of the Akouos Board or Akouos’s chief executive officer during the standstill period. In addition, the standstill provision automatically terminates upon (a) Akouos’s entry into, or public announcement of its intention to enter into, a definitive agreement with a person other than Lilly or Lilly’s controlled affiliates for the acquisition of 30% or more of Akouos’s equity securities or a majority of its assets, (b) a tender or exchange offer is commenced by a person other than Lilly or Lilly’s controlled affiliates for 30% or more of the securities of Akouos, which is not publicly rejected by the Akouos Board, or (c) the Akouos Board’s public announcement of its intention to engage in a formal process that would result in any of the foregoing.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(6) to the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Akouos

Purpose of the Offer

The purpose of the Offer is for Lilly, through Purchaser, to acquire control of, and would be the first step in Lilly’s acquisition of the entire equity interest in, Akouos. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The Akouos Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of, Akouos and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by Akouos of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that Akouos stockholders accept the Offer and tender their Shares pursuant to the Offer.

If the Offer is consummated, we will not seek the approval of Akouos’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of Akouos stockholders in accordance with Section 251(h) of the DGCL.

Plans for Akouos

After completion of the Offer and the Merger, Akouos will become a wholly-owned subsidiary of Lilly. In connection with Lilly’s consideration of the Offer, Lilly has developed a plan, on the basis of available information, for the combination of the business of Akouos with that of Lilly. Lilly plans to integrate Akouos’s business into Lilly. Lilly will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, and as contemplated by the Transactions, Lilly and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Akouos (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets); (ii) any purchase, sale or transfer of a material amount of assets of Akouos; (iii) any material change in Akouos’s dividend policy, or indebtedness (if any) or capitalization; (iv) a class of securities of Akouos being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (v) any change to the board of directors or management of Akouos; (vi) any other material change in Akouos’s corporate structure or business; or (vii) a class of equity securities of Akouos being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

13.	Certain Effects of the Offer

If the Offer is consummated, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (See Section 11 — “The Merger Agreement; Other Agreements”), Purchaser will merge with and into Akouos pursuant to Section 251(h) of the DGCL. Since the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Akouos will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the issued and outstanding Shares will be held by Lilly.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable, thereafter subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, Akouos does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Lilly will seek to cause the delisting of the Shares on Nasdaq as promptly as practicable after the Effective Time.

If Nasdaq were to delist the Shares prior to the consummation of the Merger, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent, if any, of a public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin stock” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Akouos to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Akouos, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Akouos and persons holding “restricted securities” of Akouos to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin stock” or be eligible for listing on Nasdaq. We will cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Lilly, Akouos will not authorize, declare, or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of any capital stock of Akouos or any other securities of Akouos as specified in the Merger Agreement.

15.	Conditions of the Offer

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Lilly will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled Expiration Time, any of the following conditions (collectively, the “Offer Conditions”) exist:

(i)

the Minimum Tender Condition has not been satisfied. The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the number of Shares, if any, then beneficially owned by Lilly and Purchaser (together with their wholly-owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer;

(ii)

the Antitrust Condition has not been satisfied. The “Antitrust Condition” means that any applicable waiting period under the HSR Act in respect of the Transactions, and any agreement with a governmental authority not to consummate or to delay consummation of the Transactions, has expired or been terminated;

(iii)

the Legal Restraint Condition has not been satisfied. The “Legal Restraint Condition” means that no court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, enacted any law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger;

(iv)

(A) the representations and warranties of Akouos set forth in the Merger Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power; Subsidiary), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.8(a) (Absence of Company Material Adverse Effect), Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required) of the Merger Agreement) and that (x) are not made as of a specific date are not true and correct as of the Expiration Time, as though made on and as of the Expiration Time and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”)) has not had a Company Material Adverse Effect, (B) the representation set forth in Section 4.8(a) (Absence of Company Material Adverse Effect) is not true in all respects, as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time, (C) the representations set forth in Section 4.1 (Organization and Corporate Power; Subsidiary), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (other than Section 4.3(a), (b) or (e) (Capital Stock), Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required)) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date), or (D) the representations and warranties set forth in Section 4.3(a), (b) and (e) (Capital Stock) are not true and correct in all respects, except for any de minimis inaccuracies, as of the Expiration Time as though made on and as of such date and time (clauses (A) through (D), collectively, the “Representations Condition”);

(v)

Akouos has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Merger Agreement on or before such time as Purchaser accepts for purchase and pays for the Shares tendered in the Offer after the Expiration Time (the “Compliance Condition”);

(vi)

since the date of the Merger Agreement, there has occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect (as defined in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”);

(vii)

Lilly has failed to receive from Akouos a certificate, dated as of the date on which the Offer expires and signed by a senior executive officer of Akouos, certifying to the effect that the conditions set forth in paragraphs (iv), (v) and (vi) immediately above have been satisfied as of immediately prior to the expiration of the Offer; or

(viii)	the Merger Agreement has been terminated pursuant to its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Lilly and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Lilly and Purchaser, in whole or in part at any time and from time to time, in their sole discretion (except for the Minimum Tender Condition and the Termination Condition, which may not be waived by Lilly or Purchaser). The failure by Lilly, Purchaser or any other affiliate of Lilly at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by Akouos with the SEC and other publicly available information concerning Akouos, we are not aware of any governmental license or regulatory permit that appears to be material to Akouos’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Akouos’s business or that certain parts of Akouos’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at the Expiration Time without accepting for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, cannot be consummated until, among other things, notifications have been submitted to the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been observed.

Lilly and Akouos filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on October 25, 2022 initiating a 30-day waiting period. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m., Eastern Time, of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period, the FTC or the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information and Documentary Materials (a “Second Request”) to each party. Alternatively, to provide the FTC or Antitrust Division with additional time to review the proposed transactions, the parties may withdraw and refile their HSR Notification Forms, following a procedure established pursuant to 16 CFR 803.12(c), starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer would be extended to 11:59 p.m., Eastern Time, on the 30th day after certification of substantial compliance with such Second Requests by both parties (however, the parties could agree with the FTC or DOJ not to consummate the acquisition for some period of time after the waiting period expires). As a practical matter, if such Second Requests were issued, it could take a significant period of time to achieve substantial compliance with such Second Requests, which could delay the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Lilly) to divest the Shares, or (iv) to require us or Akouos to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 —“Conditions of the Offer.”

Neither Lilly nor Akouos can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws

Akouos is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Akouos Board approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

Akouos conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Akouos for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Akouos stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly, Purchaser and Akouos will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Akouos stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights

No appraisal rights are available to holders of Shares who tender such Shares in connection with the Offer. However, if the Merger is consummated pursuant to Section 251(h) of the DGCL, stockholders and beneficial owners (i) whose Shares were not tendered in the Offer; (ii) who properly demand appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL; and (iii) who do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by the Delaware Court. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Delaware Court will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter will notify each holder of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing such holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice by Akouos to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

Any stockholder or beneficial owner who desires to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL. All references in Section 262 of the DGCL and in this Section 17 to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of the Schedule 14D-9, deliver to Akouos a written demand for appraisal of Shares held, which demand must reasonably inform Akouos of the identity of such stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

In the case of a demand for appraisal made by a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of the beneficial owner’s ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by Akouos and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court. If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners.

The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners desiring to exercise any appraisal rights, or to preserve the ability to do so, and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. More information regarding Section 262 of the DGCL is set forth in the Schedule 14D-9, which is being mailed to Akouos stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Additionally, the full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at delcode.delaware.gov/title8/c001/sc09/index.html#262).

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer (and do not subsequently validly withdraw such Shares prior to the Acceptance Time), you will not be entitled to exercise appraisal rights with respect to such Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for such Shares. The foregoing summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners who are considering exercising their appraisal rights are urged to consult their respective legal advisors before electing or attempting to exercise such rights.

18.	Fees and Expenses

Purchaser has retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interview and may request banks, brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither of Lilly nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to the beneficial owners of Shares. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser has filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file any amendments to the Schedule TO (including the exhibits to the Schedule TO, which include this Offer to Purchase and the related Letter of Transmittal). In addition, Akouos has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Akouos Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Copies of such documents, and any amendments thereto, are available free of charge at www.sec.gov.

No person has been authorized to give any information on behalf of Lilly or Purchaser not contained in the Schedule TO (including this Offer to Purchase or the related Letter of Transmittal). We have not authorized anyone to provide you with different or additional information and take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give. No broker, dealer, commercial bank, trust company or other person will be deemed to be the agent of Lilly, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.

Kearny Acquisition Corporation

October 31, 2022

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND LILLY

1. PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of Purchaser is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Philip L. Johnson*	Mr. Johnson has served as director and president of Purchaser since 2022. Mr. Johnson has served as senior vice president, finance and treasurer of Lilly since 2018. Between 2007 and 2017, Mr. Johnson served as senior vice president of investor relations of Lilly.

Chris Anderson*	Mr. Anderson has served as director and secretary of Purchaser since 2022. Mr. Anderson has served as associate vice president, leader of corporate securities and assistant corporate secretary of Lilly since 2022. Prior to joining Lilly, Mr. Anderson served as general counsel and chief regulatory officer at Fluresh LLC from 2019 to 2022. Mr. Anderson also served as chief counsel, corporate and securities at GE Healthcare from 2018 to 2019. Between 2015 and 2018, Mr. Anderson held various positions at The Kraft Heinz Company, including assistant corporate secretary and deputy general counsel, corporate and securities in 2018 and assistant corporate secretary and chief counsel, corporate and securities from 2016 to 2018.

Michael C. Thompson*	Mr. Thompson has served as director and treasurer of Purchaser since 2022. Mr. Thompson has held various positions at Lilly since 2009, including associate vice president of finance, assistant treasurer of Lilly since 2022, director of Eli Lilly Export and chief financial officer Alps (Switzerland and Austria) from 2020 to 2022, advisor in corporate finance and investment banking from 2018 to 2020 and consultant in debt capital markets from 2016 to 2018.

Jonathan Groff	Mr. Groff has served as assistant secretary of Purchaser since 2022. Mr. Groff has served as senior director, corporate securities and assistant secretary of Lilly since 2021. Prior to joining Lilly, Mr. Groff was an associate and then of counsel at Ice Miller LLP from 2013 to 2021.

Katie Lodato	Ms. Lodato has served as assistant treasurer of Purchaser since 2022. Ms. Lodato has served as vice president of global tax for Lilly since 2018. Prior to this role, Ms. Lodato served in a variety of tax-related roles at Lilly, including senior director and tax counsel roles.

Sch I-1

2. LILLY

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Lilly are set forth below. The business address of each such director and executive officer is Lilly Corporate Center, Indianapolis, IN 46285. The telephone number at such office is (317) 276-2000. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Ralph Alvarez*	Mr. Alvarez has served as a director of Lilly since 2009. Mr. Alvarez has been an operating partner at Advent International Corporation since 2017. Mr. Alvarez serves on the President’s Council for the University of Miami and is a member of the board of directors of Lowe’s Companies, Inc. Mr. Alvarez has previously served on the boards of Dunkin’ Brands Group, Inc., McDonald’s Corporation, Realogy Holdings Corp., KeyCorp, and Skylark Co., Ltd.

Katherine Baicker, Ph.D.*	Dr. Baicker has served as a director of Lilly since 2011. Dr. Baicker has served as the Dean and the Emmett Dedmon Professor of the Harris School of Public Policy at the University of Chicago since 2017. Prior to this, Dr. Baicker was the C. Boyden Gray Professor at the Harvard T.H. Chan School of Public Health from 2014 to 2017 and a professor of health economics from 2007 to 2017. Dr. Baicker previously served on the board of directors of HMS Holdings Corp. from 2019 to 2021. Dr. Baicker currently serves on the Panel of Health Advisers to the Congressional Budget Office, the Advisory Board of the National Institute for Health Care Management Foundation and the Editorial Board of Health Affairs. Dr. Baicker also serves as research associate of the National Bureau of Economic Research and as a trustee of the Mayo Clinic and of the National Opinion Research Center. Dr. Baicker is also a board member on the Chicago Council on Global Affairs. Dr. Baicker is an elected member of the National Academy of Medicine, the National Academy of Social Insurance, the Council on Foreign Relations and the American Academy of Arts and Sciences.

J. Erik Fyrwald*	Mr. Fyrwald has served as a director of Lilly since 2005. Mr. Fyrwald has served as president and chief executive officer of Syngenta Group since 2016. Mr. Fyrwald serves on the boards of directors of Bunge Limited, Syngenta Group, the UN World Food Program Farm to Market Alliance, CropLife International, the Swiss-American Chamber of Commerce and the Syngenta Foundation for Sustainable Agriculture.

Mary Lynne Hedley, Ph.D.*	Dr. Hedley has served as director since 2022. Dr. Hedley has been a Senior Scientific Fellow at the Broad Institute of the Massachusetts Institute of Technology and Harvard University since 2021. From 2010 until 2020, Dr. Hedley served as director, president and chief operating officer at TESARO, Inc. Dr. Hedley sits on the boards of Helsinn Healthcare SA, Veeva Systems, Inc., Centessa Pharmaceuticals plc, Youville Assisted Living Communities, and WITH (Women Innovating Together in Healthcare).

Jamere Jackson*	Mr. Jackson has served as director since 2016. Mr. Jackson has been executive vice president and chief financial officer of AutoZone, Inc. since 2020. From 2018 until 2020, Mr. Jackson was chief financial officer of

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Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Hertz Global Holdings Inc. From 2014 until 2018, he was the chief financial officer at Nielsen Holdings plc. Mr. Jackson served on the board of directors for Hibbett Sports, Inc. from 2020 until 2022.

Kimberly H. Johnson*	Ms. Johnson has served as a director of Lilly since 2021. Ms. Johnson has served as chief operating officer of T. Rowe Price Group, Inc. since 2022. Prior to Ms. Johnson’s service with T. Rowe, Ms. Johnson held various roles at the Federal National Mortgage Association, including executive vice president and chief operating officer from 2018 to 2022, executive vice president and chief risk officer from 2017 to 2018 and senior vice president and chief risk officer from 2015 to 2017. Ms. Johnson is a member of the board of directors for Share Our Strength and Planet Word.

William G. Kaelin, Jr., M.D.*	Dr. Kaelin has served as a director of Lilly since 2012. Dr. Kaelin has been the Sidney Farber Professor of Medicine at the Harvard Medical School since 2018. Dr. Kaelin has also been a professor at the Dana-Farber Cancer Institute and Brigham and Women’s Hospital since 2002. Dr. Kaelin has also been an investigator at the Howard Hughes Medical Institute since 2002. Dr. Kaelin was previously a professor of medicine at the Harvard Medical School from 2002 to 2018. Dr. Kaelin is a member of the National Academy of Medicine, the National Academy of Sciences, the American College of Physicians, the Association of American Physicians, the American Society of Clinical Investigation (ASCI) and the American Academy of Arts and Sciences.

Juan R. Luciano*	Mr. Luciano has served as a director of Lilly since 2016 and lead independent director since 2019. Mr. Luciano has served as chairman at the Archer Daniels Midland Company (ADM) since 2016 and chief executive officer and president since 2015. Mr. Luciano currently serves on the board of directors of ADM and Intersect Illinois. Mr. Luciano also serves on the Global Advisory Board of the Kellogg School of Management at Northwestern University and the Board of Trustees of the Rush University Medical Center. Mr. Luciano is a citizen of the U.S. and Argentina.

David A. Ricks*	Mr. Ricks has served as chair, president and chief executive officer of Lilly since 2017. Previously, Mr. Ricks held various leadership roles with Lilly, including senior vice president and president, Lilly Bio-Medicines. Mr. Ricks currently serves on the Board of Governors for Riley Children’s Foundation and as a director on the board of Adobe Inc. Mr. Ricks has also previously served as the chair of the board of the Pharmaceutical Research and Manufacturers of America. Mr. Ricks is a member of the International Federation of Pharmaceutical Manufacturers & Association’s CEO Steering Committee, The Business Roundtable and the National Council for Expanding American Innovation.

Marschall S. Runge, M.D., Ph.D.*	Dr. Runge has served as a director of Lilly since 2013. Dr. Runge has served as Executive Vice President for Medical Affairs at the University of Michigan and chief executive officer of Michigan Medicine since 2015. Dr. Runge has also served as Dean of the Medical School at the University of Michigan since 2015. Dr. Runge currently serves as vice chair of University of Michigan Health and chair of the Michigan Health Corporation. Dr. Runge is a member of the American Association of

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Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Medical Colleges, the American College of Cardiology and the American Medical Association.

Gabrielle Sulzberger*	Ms. Sulzberger has served as a director since 2021. Ms. Sulzberger has served as Chair of Global ESG Advisory at Teneo since 2021. Ms. Sulzberger has also served as strategic advisor to Two Sigma Impact since 2021. Previously, Ms. Sulzberger served as general partner at Rustic Canyon/Fontis Partners L.P. from 2005 to 2018. Ms. Sulzberger currently serves on the board of Mastercard Incorporated, Cerevel Therapeutics and Warby Parker Inc. Ms. Sulzberger also serves on the boards of the Metropolitan Museum of Art, the Ford Foundation, Trinity Wall Street, Sesame Street Workshop and TimesUp. Previously, Ms. Sulzberger served on the boards of Whole Foods Markets, Inc., Teva Pharmaceuticals Industries Limited, Stage Stores, Inc., IndyMac Bancorp, Inc., Bright Horizons Family Solutions Inc. and Brixmor Property Group Inc.

Jackson P. Tai*	Mr. Tai has served as a director of Lilly since 2013. Mr. Tai currently serves on the boards of Mastercard Incorporated, HSBC Holdings plc, the Metropolitan Opera and Rensselaer Polytechnic Institute. Mr. Tai is a member of the Harvard Business School Asia-Pacific Advisory Board. Previously, Mr. Tai served on the boards of the Canada Pension Plan, Investment Board, Koninklijke Philips N.V., The Bank of China Limited, Singapore Airlines Limited, NYSE Euronext, ING Groep N.V., CapitaLand Limited (Singapore), DBS Group Holdings Ltd and DBS Bank Ltd.

Karen Walker*	Ms. Walker has served as a director of Lilly since 2018. Ms. Walker has served as senior vice president and chief marketing officer of Intel Corporation since 2019. Prior to joining Intel, Ms. Walker held various roles at Cisco Systems, Inc., including senior vice president and chief marketing officer from 2015 to 2019. Ms. Walker currently sits on the board of Sprout Social, Inc. and the Salvation Army Advisory Board of Silicon Valley. Ms. Walker is a member of the Association of National Advertisers (ANA). Ms. Walker is a citizen of the U.S. and the U.K.

Anat Ashkenazi	Ms. Ashkenazi has held the role of executive vice president and chief financial officer of Lilly since 2021. Ms. Ashkenazi has held various leadership roles with Lilly, including senior vice president, controller and chief financial officer of Lilly Research Laboratories from 2016 to 2021. Ms. Ashkenazi is a citizen of the U.S. and Israel.

Stephen F. Fry	Mr. Fry has held the role of executive vice president, human resources and diversity of Lilly since 2011. Mr. Fry has held various leadership roles with Lilly, including vice president, human resources.

Anat Hakim	Ms. Hakim has held the role of executive vice president, general counsel and secretary of Lilly since 2020. Prior to joining Lilly, Ms. Hakim served as senior vice president, general counsel and secretary of WellCare Health Plans, Inc. (“WellCare”) from 2016 to 2018, and as executive vice president, general counsel and secretary of WellCare from 2018 to 2020. Ms. Hakim is a citizen of the U.S. and Israel.

Edgardo Hernandez	Mr. Hernandez has held the role of executive vice president and president of manufacturing operations of Lilly since 2021. Mr. Hernandez has held various leadership roles with Lilly, including as senior vice president of

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Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
global parenteral drug product, delivery devices and regional manufacturing from 2017 until 2021. Mr. Hernandez was vice president of Fegersheim Operations for Lilly’s manufacturing site located in France from 2016 to 2017.
Patrik Jonsson	Mr. Jonsson has held the roles of executive vice president of Lilly, president of Lilly Immunology, president of Lilly USA and chief customer officer since 2021. Mr. Jonsson has held various leadership roles with Lilly, including senior vice president and president of Lilly USA from 2020 to 2021, chief customer officer, senior vice president and president of Lilly Bio-Medicines from 2019 to 2020, and president and general manager of Lilly Japan from 2014 to 2019.

Michael B. Mason	Mr. Mason has held the role of executive vice president of Lilly and president of Lilly Diabetes since 2020. Since joining Lilly in 1989, Mr. Mason has held various leadership roles with Lilly, including roles in research and development, engineering, manufacturing, strategy, business development, marketing, sales and corporate leadership.

Johna L. Norton	Ms. Norton has held the role of executive vice president of global quality of Lilly since 2017. Ms. Norton has held various leadership roles with Lilly, including vice president, global quality assurance API manufacturing and product research and development.

Leigh Ann Pusey	Ms. Pusey has held the role of executive vice president of corporate affairs and communications of Lilly since 2017. Prior to joining Lilly, Ms. Pusey was president and chief executive officer of the American Insurance Association from 2009 to 2017.

Diogo Rau	Mr. Rau has held the role of executive vice president and chief information and digital officer of Lilly since 2021. Prior to joining Lilly, Mr. Rau was senior director of information systems and technology for retail and online stores of Apple Inc. from 2011 to 2021.

Daniel M. Skovronsky, M.D., Ph.D.	Dr. Skovronsky has held the role of chief scientific and medical officer of Lilly, and executive vice president of science and technology and president of Lilly Research Laboratories since 2021. Dr. Skovronsky has held various leadership roles with Lilly, including senior vice president, chief scientific officer, and president of Lilly Research Laboratories from 2018 to 2021 and, previously, as senior vice president, clinical and product development.

Jacob Van Naarden	Mr. Van Naarden has held the role of executive vice president of Lilly and chief executive officer of Loxo@Lilly since 2021. Previously, Mr. Van Naarden served as chief executive officer-Loxo Oncology at Lilly in 2021 and chief operating officer-Loxo Oncology at Lilly from 2019 to 2021. Mr. Van Naarden joined Lilly in 2019 when Lilly acquired Loxo Oncology, Inc., where he was the chief operating officer.

Alonzo Weems	Mr. Weems has held the role of executive vice president, enterprise risk management and chief ethics and compliance officer of Lilly since 2021. Since joining Lilly in 1997, Mr. Weems has held various leadership roles with Lilly, including vice president and deputy general counsel for

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Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
corporate legal functions from 2018 to 2021, and general counsel for Lilly USA and Diabetes Business Unit from 2017 to 2018.

Anne E. White	Ms. White has held the role of executive vice president of Lilly and president of Lilly Neuroscience since 2021. Since joining Lilly in 1991, Ms. White has held various leadership roles at Lilly, including senior vice president and president of Lilly Oncology from 2018 to 2021.

Ilya Yuffa	Mr. Yuffa has held the role of executive vice president of Lilly and president of Lilly International since 2021. Mr. Yuffa has held various leadership roles with Lilly, including senior vice president and president of Lilly Bio-Medicines from 2020 to 2021, vice president of U.S. Diabetes from 2018 to 2020 and general manager of Lilly’s Italy Hub from 2017 to 2018.

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The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by express mail, courier or any other expedited service:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare c/o Voluntary Corporate Actions Suite V 150 Royall Street Canton, Massachusetts 02021

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance.

The Information Agent for the Offer is:

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Shareholders, Banks and Brokers

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